P R O S P E C T U S

                                2,750,000 SHARES
                               APOLLO GROUP, INC.
                              CLASS A COMMON STOCK

[APOLLO LOGO]                  ------------------


     All of the shares of Class A Common Stock offered hereby (the "Offering") are being sold by certain shareholders (the "Selling Shareholders") of Apollo Group, Inc. ("Apollo" or the "Company"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. The Class A Common Stock is traded on the Nasdaq National Market ("Nasdaq") under the symbol "APOL." On January 18, 1996, the last reported sales price of the Class A Common Stock, as reported by Nasdaq, was $31.50 per share. See "Price Range of Common Stock."

                               ------------------

     SEE "RISK FACTORS" ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE CLASS A COMMON STOCK OFFERED HEREBY. THE HOLDERS OF CLASS A COMMON STOCK ARE NOT ENTITLED TO ANY VOTING RIGHTS.
                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
                                                                                    PROCEEDS TO
                                          PRICE TO                                  THE SELLING
                                           PUBLIC            UNDERWRITING         SHAREHOLDERS(2)
                                                             DISCOUNTS AND
                                                            COMMISSIONS(1)
-----------------------------------------------------------------------------------------------------
Per Share...........................        $31.25               $1.64                $29.61
-----------------------------------------------------------------------------------------------------
Total(3)............................      $85,937,500         $4,510,000            $81,427,500
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------


(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses estimated at $357,000, payable by the Selling Shareholders.


(3) The Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 412,500 shares of Class A Common Stock on the same terms as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to the Selling Shareholders will be $98,828,125, $5,186,500 and $93,641,625, respectively. See "Underwriting."

                               ------------------


     The shares of Class A Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by, the Underwriters and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for the shares of Class A Common Stock offered hereby will be available for delivery on or about January 24, 1996, at the office of Smith Barney Inc., 14 Wall Street, New York, New York 10005.

                               ------------------
SMITH BARNEY INC.
                           ALEX. BROWN & SONS
                                   INCORPORATED
                                                MONTGOMERY SECURITIES

JANUARY 18, 1996

                  [DESCRIPTION OF INSIDE FRONT COVER GRAPHICS]


     Graphic indicates the various UOP, IPD and WIU locations throughout the United States, Puerto Rico and London, England, as well as the location of the corporate headquarters.

     The Company intends to furnish its shareholders with annual reports containing consolidated financial statements audited by independent auditors and quarterly reports for the first three fiscal quarters of each year containing unaudited summary financial information.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN AN OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON NASDAQ OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE CLASS A COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and consolidated financial statements appearing elsewhere in this Prospectus or incorporated herein by reference. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised and reflects a 4-for-3 stock split distributed April 28, 1995 and a 3-for-2 stock split distributed September 22, 1995. Investors should consider carefully the information set forth under the heading "Risk Factors."

                                  THE COMPANY

     Apollo Group, Inc. ("Apollo" or the "Company"), through its subsidiaries The University of Phoenix, Inc. ("UOP"), the Institute for Professional Development ("IPD") and Western International University, Inc. ("WIU"), is a leading provider of higher education programs for working adults based on the number of working adults enrolled in its programs. The Company believes that its teaching/learning model differentiates its programs from those offered by the majority of other accredited colleges and universities by providing full-time working adults with a quality educational experience while enabling them to earn a degree and still meet their personal and professional responsibilities. The Company's teaching/learning model enables full-time working adult students to earn an undergraduate degree within four years, as compared to a national average of seven to ten years for working adults, or a graduate degree within two years. The Company offers its programs and services at 78 campuses and learning centers in 25 states, Puerto Rico and London, England.

     The Company has added 46 locations since August 31, 1990 and has experienced significant growth in both revenues and enrollments. Enrollments in the Company's programs have increased from 17,571 at August 31, 1991 to 36,848 at August 31, 1995, while annual net revenues have increased from $69 million to $163 million during the same period. The Company's consolidated enrollments increased from 31,802 at November 30, 1994 to 40,158 at November 30, 1995. Enrollments in UOP's distance education programs increased from 1,627 to 2,561 during the same period. The consolidated enrollments in the Company's educational programs would make it the largest private institution of higher education in the United States. Since November 30, 1994, the Company has added 17 new campuses and learning centers and established one new IPD contract.

     UOP is a regionally accredited, private institution of higher education offering bachelor's and master's degree programs such as business, management, computer information systems, education and health care. With approximately 27,100 working adult students, UOP is currently the 6th largest regionally accredited private university in the United States and has one of the nation's largest private business schools. UOP has successfully replicated its teaching/learning model while maintaining educational quality at its 45 campuses and learning centers located in Arizona, California, Colorado, Hawaii, Louisiana, Michigan, Nevada, New Mexico, Utah and Puerto Rico. UOP also offers its educational programs worldwide through OnlineTM, its computer distance education system. OnlineTM provides campus-based courses that have been modified for computer delivery and are available wherever there is adequate telephone service or access to CompuServe(R) or the Internet.

     IPD provides program development and management services under long-term contracts (five to ten years) to 15 regionally accredited private colleges and universities. These contracts meet the guidelines of the client institutions' respective regional accrediting associations. IPD assists these colleges and universities in expanding and diversifying their programs for working adults and shares in the tuition revenues generated from these programs. A majority of these contracts have been extended beyond the year 2000. At November 30, 1995, there were approximately 12,000 students enrolled in IPD-assisted programs at 29 campuses and learning centers.

     WIU acquired the assets of Western International University ("Western") in September 1995 for $2.1 million. WIU is a regionally accredited, private institution of higher education with enrollments of approximately 1,000 at four campuses and learning centers located in Phoenix, Fort Huachuca and Douglas, Arizona and through Thames Lea College in London, England.

     The average age of students enrolled in UOP and in IPD-assisted programs is in the mid-thirties with an average annual household income of $53,000. Approximately 74% of UOP students have been employed full-time for nine or more years. Approximately 80% of UOP students also receive some level of tuition reimbursement from their employers, many of which are Fortune 500 companies. Of these students receiving reimbursement, approximately 83% receive at least one-half tuition reimbursement and approximately 42% receive full tuition reimbursement. This demographic profile results in a number of benefits to the Company, including diversified sources of tuition revenues, low student loan default rates, high student completion rates and a limited need for capital-intensive services.

     To meet the increasing demand for higher education by working adults, the Company plans to establish new UOP campuses and learning centers, negotiate new IPD contracts, expand the number of degree offerings, improve access to the Company's programs through new distance education technologies, establish strategic relationships with major corporations and explore international opportunities. The U.S. Department of Education National Center for Educational Statistics ("NCES") estimates that by 2000 approximately 44% of the 15.5 million students projected to be enrolled in institutions of higher education will be adults over the age of 24. Currently, the U.S. Bureau of the Census estimates that 70-75% of students over the age of 24 are working adults. The Company believes that the demand for higher education by working adult students will continue to grow, thereby creating a significant market opportunity to those who can offer programs that meet the unique needs of working adult students.

                                  THE OFFERING


Class A Common Stock offered by the Selling Shareholders.......  2,750,000 shares
Common Stock to be outstanding immediately after the Offering:
  Class A Common Stock(1)......................................  21,547,900 shares
  Class B Common Stock.........................................  575,769 shares
Use of Proceeds................................................  The Company will not receive any of the proceeds from the sale of Class A
                                                                 Common Stock offered hereby.
Nasdaq National Market Symbol..................................  APOL


Relative rights of Class A and Class B Common Stock:
  The Class A and Class B Common Stock (collectively, the "Common Stock") have identical rights with respect to cash dividends and in the distribution of proceeds in any sale or liquidation, but have different voting rights. The Class A Common Stock is not entitled to any voting rights, while the Class B Common Stock is entitled to one vote per share on all matters on which shareholders are entitled to vote. See "Risk Factors" and "Description of Capital Stock."

---------------
    (1) Excludes 1,656,941 shares of Class A Common Stock issuable upon exercise of stock options granted to certain directors, officers and key employees of the Company.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                                                                THREE MONTHS
                                                                                                    ENDED
                                                        YEAR ENDED AUGUST 31,                   NOVEMBER 30,
                                          -------------------------------------------------   -----------------
                                           1991      1992      1993       1994       1995      1994      1995
                                          -------   -------   -------   --------   --------   -------   -------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net revenues............................  $68,782   $81,865   $97,545   $124,720   $163,429   $36,465   $49,727
Total costs and expenses................   67,881    81,368    95,533    116,425    141,600    32,260    41,882
Income before income taxes..............      901       497     2,012      8,295     21,829     4,205     7,845
Net income..............................      862       646     1,143      4,912     12,600     2,544     4,589
Net income per share....................      .06       .04       .08        .32        .62       .17       .20
OPERATING STATISTICS:
Enrollments at end of period............   17,571    21,163    24,987     30,236     36,848    31,802    40,158
Locations at end of period..............       35        42        51         60         68        61        78

                                                                               AUGUST 31,       NOVEMBER 30,
                                                                                  1995              1995
                                                                             --------------     ------------
                                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets...............................................................     $102,132          $108,476
Current assets.............................................................       84,044            87,544
Current liabilities........................................................       45,065            46,137
Long-term liabilities......................................................        1,715             2,026
Shareholders' equity.......................................................       55,352            60,313

                                  RISK FACTORS

     THE PURCHASE OF SHARES OF CLASS A COMMON STOCK OFFERED HEREBY INVOLVES SUBSTANTIAL RISK. THE FOLLOWING MATTERS, INCLUDING THOSE MENTIONED ELSEWHERE, SHOULD BE CONSIDERED CAREFULLY BY A PROSPECTIVE INVESTOR IN EVALUATING A PURCHASE OF CLASS A COMMON STOCK.

UNCERTAIN AND CHANGING REGULATORY ENVIRONMENT

     UOP, WIU and IPD client institutions are subject to extensive state and federal regulations, some of which have been effective only since July 1, 1995. The Higher Education Act of 1965, as amended (the "HEA"), and the regulations promulgated thereunder (the "Regulations"), subject UOP, WIU and IPD client institutions and all other higher education institutions eligible to participate in federal financial aid programs under Title IV of the HEA ("Title IV Programs") to increased regulatory scrutiny. The HEA mandates specific regulatory responsibilities for each of the following components of the higher education regulatory triad: (1) the accrediting associations recognized by the United States Department of Education (the "DOE"); (2) the federal government through the DOE and (3) state higher education regulatory bodies, including each applicable State Postsecondary Review Entity ("SPRE").

     UOP derives approximately 68% of its net revenues from students who participate in Title IV Programs. The Company believes that IPD derives a similar percentage of its net revenues from students who participate in Title IV Programs administered by the respective IPD client institution. Because the Regulations impose new regulatory requirements on UOP, WIU and IPD client institutions and because the DOE has not fully developed administrative interpretations of the Regulations, there exists some uncertainty concerning the application and interpretation of the new regulatory requirements imposed by the Regulations. New or revised interpretations of such regulatory requirements could have a material adverse effect on the Company. In addition, changes in or new interpretations of other applicable laws, rules or regulations could have a material adverse effect on the accreditation, authorization to operate in various states, permissible activities and costs of doing business of UOP, WIU and one or more of the IPD client institutions. The failure to maintain or renew any required regulatory approvals, accreditation or state authorizations by UOP or certain of the IPD client institutions could have a material adverse effect on the Company. See "Business -- Regulatory Environment,"
"Business -- Accreditation," "Business -- Federal Financial Aid Programs" and "Business -- State Authorization."

LIMITS ON TITLE IV PROGRAM FUNDING

     Currently, the Regulations place limits on the amount of Title IV Program funds that a student is eligible to receive in any one academic year (as defined by the DOE). The Regulations also specify that, for undergraduate programs, an academic year must consist of at least an equivalent 30 weeks of instruction and a minimum of 24 credit hours. The new Regulations define an equivalent "week of instruction" as 12 hours of regularly scheduled instruction, examinations or preparation for examinations (the "12-Hour Rule"). For programs that consist of eight hours per week of instruction, such as those offered by UOP and IPD client institutions, the academic year must be a minimum of 45 calendar weeks to meet the DOE's equivalent 30 weeks of instruction to qualify for Title IV funding. If UOP were required by the DOE to increase the length of its undergraduate academic year to more than the current 45 calendar weeks, it would reduce the maximum amount of Title IV funding available to UOP's students, which could have a material adverse effect on the Company.

FAILURE TO OBTAIN AUTHORIZATION IN NEW STATES

     UOP, WIU and IPD client institutions are required to have authorization to operate as degree-granting institutions in each state where they physically provide educational programs. Certain states accept accreditation as evidence of meeting minimum state standards for authorization. Other states, including California, require separate evaluations for authorization. Depending on the state, the addition of a degree program not offered previously or the addition of a new location must be included in the institution's accreditation and be approved by the appropriate state authorization agency. UOP, WIU and IPD client institutions are currently authorized to operate in all states in which they have physical locations. If UOP is unable to obtain authorization to operate in certain new states, it may have a material adverse effect on the Company's ability to expand UOP's business. See "Business -- Business and Growth Strategy" and
"Business -- State Authorization."

RELIANCE ON CURRENT MANAGEMENT

     Dr. John Sperling, the founder of the Company, has been instrumental in the development of the Company. The Company's development and operations to date have been, and its continuing operations will be, substantially dependent on the efforts of Dr. Sperling and the other members of current management. Dr. Sperling's employment agreement allows him to terminate his employment at any time upon 30 days notice. The loss of the services of any one or more members of current management could have a material adverse effect on the Company's business and results of operations.

REGULATORY CONSEQUENCES OF A CHANGE OF OWNERSHIP OR CONTROL

     A change of ownership or control of the Company, depending on the type of transaction that gives rise to a change, may have significant regulatory consequences for UOP and WIU. Such a change of ownership or control could trigger recertification by the DOE, reauthorization by certain state licensing agencies or the evaluation of UOP's and WIU's accreditation by the Commission on Institutions of Higher Education of the North Central Association of Colleges and Schools ("NCA"). The DOE has adopted the change of ownership or control standards used by the federal securities laws. Upon a change of ownership or control sufficient to require the Company to file a Form 8-K with the Commission, UOP and WIU would cease to be eligible to participate in Title IV Programs until recertified by the DOE. This recertification would not be required, however, if the transfer of ownership or control was made upon a person's retirement or death and was made either to a member of the person's immediate family or to a person with an ownership interest in the Company who had been involved in its management for at least two years preceding the transfer. In addition, certain states where UOP is presently authorized have requirements governing change of ownership or control. Currently, Arizona and California would require UOP and WIU, as applicable, to be reauthorized upon a 20% and 25% change of ownership or control of the Company, respectively. These states require a new application to be filed for state authorization if such a change of ownership or control occurs. Moreover, the Company is required to report to NCA any change in stock ownership of UOP, WIU or Apollo. At that time, NCA may seek to evaluate the effect of such a change of stock ownership on the continuing operations of UOP and WIU. If UOP is not recertified by the DOE, does not obtain reauthorization from the necessary state agencies or has its accreditation withdrawn as a consequence of any change in ownership or control, it would have a material adverse effect on the Company. See "Business -- Federal Financial Aid Programs -- Change of Ownership or Control."

VOTING CONTROL BY CURRENT MANAGEMENT

     The holders of Class A Common Stock are not entitled to any voting rights, while the holders of Class B Common Stock are entitled to one vote per share on all matters on which the shareholders of the Company are entitled to vote. As a result, the holders of the Company's Class B Common Stock, who currently consist of the management of the Company, control the election of all directors to the Company's Board of Directors and thereby control the policies and operations of the Company without the vote of the holders of Class A Common Stock. This concentration of voting control may have the effect of delaying, deferring or preventing a change of control of the Company, including any business combination with an unaffiliated party, or of impeding the ability of the shareholders to replace management even if factors warrant such a change. This concentration of voting control may also affect the price that investors might be willing to pay in the future for shares of the Company's Class A Common Stock. See "Management," "Principal and Selling Shareholders" and "Description of Capital Stock."

SEASONALITY IN RESULTS OF OPERATIONS

     The Company has experienced seasonality in the results of its operations primarily as a result of changes in student enrollments. Historically, the Company has experienced lower revenues and net income in the second quarter (December to February) of its fiscal year due to the holiday breaks in December and January.

The Company expects that these seasonal trends will continue. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Seasonality."

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of Class A Common Stock offered hereby.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock and does not anticipate paying dividends in the near future. It is the current policy of the Company's Board of Directors to retain earnings to finance the operations and expansion of the Company's business. If cash dividends were declared, however, holders of Class A Common Stock and Class B Common Stock would be entitled to equal per share cash dividends.

                                 CAPITALIZATION

        The following table sets forth the capitalization of the Company as of November 30, 1995:

                                                                              NOVEMBER 30, 1995
                                                                            ----------------------
                                                                            (DOLLARS IN THOUSANDS)
Long-term debt............................................................         $    503
                                                                                    -------
Shareholders' equity:
  Preferred Stock, no par value; 1,000,000 shares authorized; none issued
     or outstanding.......................................................               --
  Class A Common Stock, no par value; 65,000,000 shares authorized;
     21,527,000 shares issued and outstanding(1)..........................               28
  Class B Common Stock, no par value; 3,000,000 shares authorized; 576,000
     shares issued and outstanding........................................                1
  Additional paid-in capital..............................................           37,740
  Retained earnings.......................................................           22,544
                                                                                    -------
  Total shareholders' equity..............................................           60,313
                                                                                    -------
Total capitalization......................................................         $ 60,816
                                                                                    =======

---------------
(1) Excludes 1,657,000 shares of Class A Common Stock issuable upon exercise of stock options granted to certain directors, officers and key employees of the Company.

                          PRICE RANGE OF COMMON STOCK


     The Company's Class A Common Stock began trading on Nasdaq under the symbol "APOL" during the second quarter of 1995 on December 6, 1994. Prior to that date the Company's Class A Common Stock was not listed or traded on any organized market system. The table below sets forth for the Company's fiscal quarters the high and low sales prices, adjusted for stock splits, for the Company's Class A Common Stock as reported by Nasdaq.


                                   1995                                       HIGH       LOW
---------------------------------------------------------------------------  ------     ------
Second Quarter.............................................................  $11.31     $ 5.50
Third Quarter..............................................................   19.08       9.63
Fourth Quarter.............................................................   23.00      16.17


                                   1996
---------------------------------------------------------------------------
First Quarter..............................................................  $30.75     $20.00
Second Quarter (through January 18, 1996)..................................   40.50      30.00



     On January 18, 1996, the last reported sales price of the Class A Common Stock was $31.50 per share. At that date, the approximate number of holders of record of the Company's Class A Common Stock and Class B Common Stock were 95 and 10, respectively. The Company believes that there are a number of other holders of Class A Common Stock whose shares are held in nominee accounts by brokers.


     There is no established public trading market for the Company's Class B Common Stock and all shares of the Company's Class B Common Stock are beneficially owned by the Company's executive officers.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The data set forth below are qualified by reference to and should be read in conjunction with the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The following selected Balance Sheet Data of the Company as of August 31, 1991, 1992, 1993, 1994 and 1995 and the Income Statement Data for the five years ended August 31, 1995 are derived from the consolidated financial statements of the Company audited by Price Waterhouse LLP, independent accountants. Selected Income Statement and Balance Sheet data as of November 30, 1994 and 1995 and for the three-month periods then ended have been derived from unaudited interim financial statements on which Price Waterhouse LLP has applied limited procedures in accordance with professional standards for a review of such information. In the opinion of management of the Company, such unaudited interim financial statements reflect all normal recurring adjustments necessary for a fair presentation of the results for such periods. The results for the three months ended November 30, 1995 are not necessarily indicative of the results for the fiscal year ending August 31, 1996.

                                                                                            THREE MONTHS ENDED
                                                YEAR ENDED AUGUST 31,                          NOVEMBER 30,
                              ---------------------------------------------------------     -------------------
                               1991        1992        1993         1994         1995        1994        1995
                              -------     -------     -------     --------     --------     -------     -------
                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net revenues................  $68,782     $81,865     $97,545     $124,720     $163,429     $36,465     $49,727
                              -------     -------     -------     --------     --------     -------     -------
Costs and expenses:
  Instruction costs and
    services................   44,398      54,296      65,319       81,313      102,122      23,418      29,959
  Selling and promotional...   13,251      14,442      15,812       17,918       21,016       4,987       6,328
  General and
    administrative..........   10,232      12,630      14,402       17,194       18,462       3,855       5,595
                              -------     -------     -------     --------     --------     -------     -------
  Total costs and
    expenses................   67,881      81,368      95,533      116,425      141,600      32,260      41,882
                              -------     -------     -------     --------     --------     -------     -------
Income before income
  taxes(1)..................      901         497       2,012        8,295       21,829       4,205       7,845
Less provision for income
  taxes.....................      390         240         869        3,383        9,229       1,661       3,256
                              -------     -------     -------     --------     --------     -------     -------
Income before extraordinary
  item and cumulative effect
  of change in accounting
  principle.................      511         257       1,143        4,912       12,600       2,544       4,589
Extraordinary item(2).......      351
Change in accounting
  principle(3)..............                  389
                              -------     -------     -------     --------     --------     -------     -------
Net income..................  $   862     $   646     $ 1,143     $  4,912     $ 12,600     $ 2,544     $ 4,589
                              =======     =======     =======     ========     ========     =======     =======
Net income per share........  $   .06     $   .04     $   .08     $    .32     $    .62     $   .17     $   .20
Weighted average shares
  outstanding...............   14,845      14,845      15,136       15,281       20,485      15,281      22,504

---------------
(1) In March 1992, the Company discontinued the operations of Apollo Education Corporation ("AEC"), its technical training school subsidiary, which was phased out over the period from March 1992 until October 1992. All assets related to this subsidiary were disposed of by August 1993. Pretax losses related to the operations of the technical training schools were $1.3 million, $837,000 and $265,000 in 1991, 1992 and 1993, respectively.

(2) Realization of prior years' U.S. operating losses related to the operations of the technical training schools.

(3) The Company adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," effective September 1, 1991.

                                                   AUGUST 31,                         NOVEMBER 30,
                                ------------------------------------------------   ------------------
                                 1991      1992      1993      1994       1995      1994       1995
                                -------   -------   -------   -------   --------   -------   --------
                                                       (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Total assets..................  $18,215   $22,369   $28,909   $43,638   $102,132   $47,262   $108,476
Current assets................    8,763    12,231    18,453    31,893     84,044    34,107     87,544
Current liabilities...........   17,804    20,819    27,086    34,890     45,065    35,670     46,137
Long-term liabilities.........    1,661     2,154     1,203     1,347      1,715     1,646      2,026
Shareholders' equity
  (deficit)...................   (1,250)     (604)      620     7,401     55,352     9,946     60,313
OPERATING STATISTICS:
Enrollments at end of
  period(1)...................   17,571    21,163    24,987    30,236     36,848    31,802     40,158
Locations at end of
  period(2)...................       35        42        51        60         68        61         78

---------------

(1) Enrollments are defined as full-time equivalent students in attendance in a program at the end of a period. Average enrollments represent the average of the ending enrollments for each month in the period. Average enrollments were 17,070, 20,174, 23,663, 27,469 and 34,021 for the years ended 1991,
    1992, 1993, 1994 and 1995, respectively, and were 31,800 and 39,617 for the three months ended November 30, 1994 and 1995, respectively. Ending and average enrollments for 1991 include approximately 400 students enrolled at AEC's technical training schools that were closed in 1992. Average enrollments for 1992 include approximately 200 AEC students.


(2) Includes UOP and WIU campuses and learning centers and IPD contract sites. Also includes two AEC sites in 1991.

     The Company did not pay any cash dividends on its Common Stock during any of the periods set forth in the table above.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BACKGROUND AND OVERVIEW


     The Company's revenues, net of student discounts, have increased from $68.8 million in 1991 to $163.4 million in 1995. Average annual student enrollments have increased from 17,070 in 1991 to 34,021 in 1995. Net income has increased from $862,000 in 1991 to $12.6 million in 1995. At November 30, 1995, 40,158 students were enrolled at UOP and WIU and in IPD-assisted programs at IPD client institutions. Average annual student enrollments increased from 31,800 during the three months ended November 30, 1994 to 39,617 for the three months ended November 30, 1995. Net income for the same period increased from $2.5 million to $4.6 million.


     From September 1990 to November 1995, the Company added 46 campuses and learning centers. Startup costs in new markets for UOP campuses have averaged from $200,000 to $400,000 per site over a 15-18 month period. Startup costs in existing markets have been minimal on a per site basis. Historically, UOP has been able to establish an enrollment base prior to opening new campuses and learning centers in existing markets by holding classes in employers' offices and conference facilities, or through its distance education delivery systems. Startup costs for IPD contract sites have averaged from $400,000 to $500,000 per site over a 15-24 month period, and consist primarily of administrative salaries, marketing and advertising. Startup costs are expensed as incurred.

     Approximately 90% of the Company's net revenues in 1995 consisted of tuition revenues from UOP students and IPD's contractual share of tuition revenues from students enrolled in IPD-assisted programs at IPD client institutions. UOP tuition revenues currently represent approximately 84% of consolidated tuition revenues. The Company's net revenues also include sales of textbooks, computers and other education-related products, application fees, other student fees, interest income and other income. The Company's net revenues vary from period to period based on several factors that include: (1) the aggregate number of students attending classes; (2) the number of classes held during the period and (3) the weighted average tuition price per credit hour (weighted by program and location). IPD's contracts with its respective client institutions generally have terms of five to ten years with provisions for renewal.

     Instruction costs and services at UOP consist primarily of costs related to the delivery and administration of the Company's educational programs that include faculty compensation, administrative salaries for departments that provide service directly to the students, the costs of educational materials sold, facility leases and other occupancy costs, amortization of educational program production costs, bad debt expense and depreciation and amortization of property and equipment. UOP faculty members are contracted with and paid for one course offering at a time. All classroom facilities are leased or, in some cases, are provided by the students' employers at no charge to the Company. Instruction costs and services at IPD consist primarily of program administration, student services and classroom lease expense. Most of the other instruction costs for IPD-assisted programs, including faculty, financial aid processing and other administrative salaries, are the responsibility of the IPD client institutions.

     Selling and promotional costs for UOP and IPD consist primarily of advertising, marketing salaries and other costs related to the selling and promotional functions. These costs are expensed as incurred. General and administrative costs consist primarily of administrative salaries, occupancy costs, depreciation and amortization and other related costs for departments such as executive management, information systems, corporate accounting, human resources and other departments that do not provide direct services to the Company's students. To the extent possible, the Company centralizes these services to avoid duplication of effort.

     WIU acquired the assets of Western in September 1995. WIU is a regionally accredited, private institution of higher education with enrollments of approximately 1,000 at four campuses and learning centers located in Phoenix, Fort Huachuca and Douglas, Arizona and through Thames Lea College in London, England.

RESULTS OF OPERATIONS

     The following table sets forth consolidated income statement data of the Company expressed as a percentage of net revenues for the periods indicated:

                                                                                   THREE MONTHS
                                                                                       ENDED
                                                   YEAR ENDED AUGUST 31,           NOVEMBER 30,
                                                ----------------------------     -----------------
                                                 1993       1994       1995       1994       1995
                                                ------     ------     ------     ------     ------
Net revenues..................................   100.0%     100.0%     100.0%     100.0%     100.0%
                                                 -----      -----      -----      -----      -----
Costs and expenses:
  Instruction costs and services..............    67.0       65.2       62.5       64.2       60.2
  Selling and promotional.....................    16.2       14.4       12.9       13.7       12.7
  General and administrative..................    14.7       13.8       11.3       10.6       11.3
                                                 -----      -----      -----      -----      -----
  Total costs and expenses....................    97.9       93.4       86.7       88.5       84.2
                                                 -----      -----      -----      -----      -----
Income before income taxes....................     2.1        6.6       13.3       11.5       15.8
Less provision for income taxes...............      .9        2.7        5.6        4.6        6.5
                                                 -----      -----      -----      -----      -----
Net income....................................     1.2%       3.9%       7.7%       6.9%       9.3%
                                                 =====      =====      =====      =====      =====

     THREE MONTHS ENDED NOVEMBER 30, 1994 COMPARED WITH THREE MONTHS ENDED NOVEMBER 30, 1995

     Net revenues increased by 36.4% from $36.5 million for the three months ended November 30, 1994 to $49.7 million for the three months ended November 30, 1995 due primarily to a 24.6% increase in average student enrollments from 1994 to 1995, tuition price increases averaging five to six percent, a higher concentration of enrollments at locations that charge a higher rate per credit hour and the acquisition of WIU. All UOP campuses, which include their respective learning centers, and most of the IPD contract sites had increases in net revenues and average student enrollments from 1994 to 1995. Average student enrollments increased from 31,800 for the three months ended November 30, 1994 to 39,617 for the three months ended November 30, 1995. Ending student enrollments at November 30, 1994 and 1995 were 31,802 and 40,158, respectively. WIU had average student enrollments of 1,005 and revenues of $1.1 million for the three months ended November 30, 1995. Interest income, which is included in net revenues, increased from $141,000 for the three months ended November 30, 1994 to $745,000 for the three months ended November 30, 1995 due primarily to increased cash generated from the Company's initial public offering of its Class A Common Stock and from cash generated from operations.

     Instruction costs and services increased by 27.9% from $23.4 million for the three months ended November 30, 1994 to $30.0 million for the three months ended November 30, 1995 due primarily to the direct costs necessary to support the increase in average student enrollments. These costs consisted primarily of faculty compensation, classroom lease expenses and related staff salaries. These costs as a percentage of net revenues decreased from 64.2% for the three months ended November 30, 1994 to 60.2% for the three months ended November 30, 1995 due to greater net revenues being spread over the fixed costs related to centralized student services.

     Selling and promotional expenses increased by 26.9% from $5.0 million for the three months ended November 30, 1994 to $6.3 million for the three months ended November 30, 1995 due primarily to increased marketing and advertising at campuses and learning centers. These expenses as a percentage of net revenues decreased from 13.7% for the three months ended November 30, 1994 to 12.7% for the three months ended November 30, 1995 due to the Company's ability to increase enrollments and open new learning centers in existing markets with a proportionately lower increase in selling and promotional expenses. As the Company expands into new markets, it may not be able to leverage its existing selling and promotional expenses to the same extent.

     General and administrative expenses increased by 45.1% from $3.9 million for the three months ended November 30, 1994 to $5.6 million for the three months ended November 30, 1995 due primarily to increased costs required to support the increased number of campuses and learning centers and increases in administrative compensation. These expenses as a percentage of net revenues increased from 10.6% for the three months ended November 30, 1994 to 11.3% for the three months ended November 30, 1995 due primarily to the overall growth of the Company in 1995. These expenses as a percentage of net revenues were 11.3% for the fiscal year ended August 31, 1995.

     Costs related to the startup of new UOP and IPD campuses and learning centers are expensed as incurred and totaled approximately $300,000 for the three months ended November 30, 1994 and $680,000 for the three months ended November 30, 1995. Interest expense, which is allocated among all categories of costs and expenses, was less than $20,000 for the three months ended November 30, 1994 and 1995.

     The Company's effective tax rate increased from 39.5% for the three months ended November 30, 1994 to 41.5% for the three months ended November 30, 1995. The increase is due primarily to an increase in the federal tax rate from 34% to 35% as a result of the improved earnings and to the relative impact of expenses that are nondeductible for tax purposes.

     Net income increased by 80.4% from $2.5 million for the three months ended November 30, 1994 to $4.6 million for the three months ended November 30, 1995 due primarily to increased enrollments, increased tuition rates (weighted by location) and improved utilization of fixed instruction costs and selling and promotional expenses in existing markets.

  YEAR ENDED AUGUST 31, 1994 COMPARED WITH YEAR ENDED AUGUST 31, 1995

     Net revenues increased by 31.0% from $124.7 million in 1994 to $163.4 million in 1995 due primarily to a 23.9% increase in average student enrollments from 1994 to 1995 and tuition price increases averaging four to six percent, depending on the geographic area and program. All UOP campuses, which include their respective learning centers, and most of the IPD contract sites had increases in net revenues and average student enrollments from 1994 to 1995. Average student enrollments increased from 27,469 in 1994 to 34,021 in 1995. Interest income, which is included in net revenues, increased from $280,000 in 1994 to $2.4 million in 1995 due primarily to increased cash generated from the Company's initial public offering of its Class A Common Stock and to $22.3 million in cash generated from operations in 1995.

     Instruction costs and services increased by 25.6% from $81.3 million in 1994 to $102.1 million in 1995 due primarily to the direct costs necessary to support the increase in average student enrollments. These costs as a percentage of net revenues decreased from 65.2% in 1994 to 62.5% in 1995 due to greater net revenues being spread over the fixed costs related to centralized student services.

     Selling and promotional expenses increased by 17.3% from $17.9 million in 1994 to $21.0 million in 1995 due primarily to increased marketing and advertising at UOP and IPD campuses and learning centers, including $1.2 million related to locations opened in new markets during the past two years. These expenses as a percentage of net revenues decreased from 14.4% in 1994 to 12.9% in 1995 due to the Company's ability to increase enrollments and open new learning centers in existing markets with a proportionately lower increase in selling and promotional expenses. As the Company expands into new markets, it may not be able to leverage its existing selling and promotional expenses to the same extent.

     General and administrative expenses increased by 7.4% from $17.2 million in 1994 to $18.5 million in 1995 due primarily to costs required to support the increased number of UOP and IPD campuses and learning centers and increases in general and administrative salaries. This increase was offset in part by $1.9 million in nonrecurring compensation expense in 1994 related to the issuance of stock options and a $750,000 accrual of compensation expense in 1994 related to a deferred compensation agreement with the Company's President. General and administrative expenses include a $135,000 and $104,000 writedown of land held for sale in 1994 and 1995, respectively. General and administrative expenses as a percentage of net revenues decreased from 13.8% in 1994 to 11.3% in 1995 due primarily to the nonrecurring compensation expense recorded in 1994 and larger net revenues being spread over the fixed costs related to various centralized functions such as information services, corporate accounting and human resources.

     Costs related to the start up of new UOP and IPD campuses and learning centers are expensed as incurred and totaled approximately $1.0 million and $1.1 million in 1994 and 1995, respectively. Interest expense, which is allocated among all categories of costs and expenses, was $153,000 and $96,000 in 1994 and 1995, respectively.

     The Company's effective tax rate increased from 40.8% in 1994 to 42.3% in 1995 due primarily to an increase in the federal tax rate from 34% to 35% as a result of the improved earnings and to the relative impact of expenses that are nondeductible for tax purposes.

     Net income increased from $4.9 million in 1994 to $12.6 million in 1995 due to increased enrollments, increased tuition rates, improved utilization of fixed instructional and administrative costs, $2.7 million (pretax) of nonrecurring compensation expense in 1994, improved utilization of selling and promotional expenses in existing markets and increased interest income resulting from higher cash levels.

     YEAR ENDED AUGUST 31, 1993 COMPARED WITH YEAR ENDED AUGUST 31, 1994

     Net revenues increased by 27.9% from $97.5 million in 1993 to $124.7 million in 1994 due primarily to a 16.1% increase in average student enrollments from 1993 to 1994, a higher concentration of enrollments at locations that charge a higher rate per credit hour and tuition price increases averaging four to six percent, depending on the geographic area and program. All UOP campuses, which include their respective learning centers, and substantially all of the IPD contract sites had increases in net revenues and average student enrollments from 1993 to 1994. Average student enrollments increased from 23,663 in 1993 to 27,469 in 1994.

     Instruction costs and services increased by 24.5% from $65.3 million in 1993 to $81.3 million in 1994 due primarily to the direct costs necessary to support the increase in average student enrollments. These costs as a percentage of net revenues decreased from 67.0% in 1993 to 65.2% in 1994 due to greater net revenues being spread over the fixed costs related to centralized student services and, to a lesser degree, due to efficiencies resulting from improvements to the Company's information systems.

     Selling and promotional expenses increased by 13.3% from $15.8 million in 1993 to $17.9 million in 1994 due primarily to increased marketing and advertising at UOP and IPD campuses and learning centers, including $678,000 related to locations opened in new markets during the past two years. These expenses as a percentage of net revenues decreased from 16.2% in 1993 to 14.4% in 1994 due to the Company's ability to increase enrollments and open new learning centers in existing markets with a proportionately lower increase in selling and promotional expenses.

     General and administrative expenses increased by 19.4% from $14.4 million in 1993 to $17.2 million in 1994 due primarily to increases in general and administrative salaries, including $1.9 million in compensation expense related to the grant of stock options and a $750,000 accrual of compensation expense related to the deferred compensation agreement with the Company's President. These expenses as a percentage of net revenues decreased from 14.7% in 1993 to 13.8% in 1994 due to larger net revenues being spread over the fixed costs related to various centralized functions such as information services, corporate accounting and human resources. In 1993, the Company recorded a $638,000 writedown related to land held for sale. As a result of further declines in Northern California real estate values, the Company recorded an additional $135,000 writedown in 1994.

     Costs related to the start up of new UOP and IPD campuses and learning centers totaled approximately $742,000 and $1.0 million in 1993 and 1994, respectively. Interest expense, which is allocated among all categories of costs and expenses, decreased from $255,000 in 1993 to $153,000 in 1994 primarily as a result of improved cash flow resulting in a reduction of long-term debt and lower seasonal borrowings on the Company's line of credit.

     The Company's effective tax rate decreased from 43.2% in 1993 to 40.8% in 1994 due primarily to the relative impact of expenses that are nondeductible for tax purposes.

     Net income increased from $1.1 million in 1993 to $4.9 million in 1994 due to increased enrollments, increased tuition rates (weighted by location), improved utilization of fixed instructional and administrative costs and improved utilization of selling and promotional expenses in existing markets.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth selected unaudited quarterly financial information for each of the Company's last nine quarters. The Company believes that this information includes all normal recurring adjustments necessary for a fair presentation of such quarterly information when read in conjunction with the consolidated financial statements included herein. The operating results for any quarter are not necessarily indicative of the results for any future period.

                                                                           QUARTER ENDED
                                  -----------------------------------------------------------------------------------------------
                                                   FY 1994                                      FY 1995                   FY 1996
                                  ------------------------------------------   -----------------------------------------  -------
                                  NOV. 30,   FEB. 28,    MAY 31,    AUG. 31,   NOV. 30,   FEB. 28,   MAY 31,    AUG. 31,  NOV. 30,
                                    1993       1994       1994        1994       1994       1995      1995        1995     1995
                                  --------   --------    -------    --------   --------   --------   -------    --------  -------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
IN DOLLARS:
Net revenues....................  $27,816    $26,953     $34,278    $35,673    $36,465    $36,029    $45,502    $45,433   $49,727
                                  -------    -------     -------    -------    -------    -------    -------    -------   -------
Costs and expenses:
  Instruction costs and
    services....................   18,073     18,502     21,163      23,575     23,418     24,224    26,188      28,292   29,959
  Selling and promotional.......    4,112      4,468      4,311       5,027      4,987      5,105     5,518       5,406    6,328
  General and administrative....    3,184      4,910 (1)  4,921 (2)   4,179      3,855      4,954     4,856       4,797    5,595
                                  -------    -------     -------    -------    -------    -------    -------    -------   -------
  Total costs and expenses......   25,369     27,880     30,395      32,781     32,260     34,283    36,562      38,495   41,882
                                  -------    -------     -------    -------    -------    -------    -------    -------   -------
Income (loss) before income
  taxes.........................    2,447       (927 )    3,883       2,892      4,205      1,746     8,940       6,938    7,845
Provision (credit) for income
  taxes.........................    1,002       (381 )    1,572       1,190      1,661        896     3,892       2,780    3,256
                                  -------    -------     -------    -------    -------    -------    -------    -------   -------
Net income (loss)...............  $ 1,445    $  (546 )   $2,311     $ 1,702    $ 2,544    $   850    $5,048     $ 4,158   $4,589
                                  =======    =======     =======    =======    =======    =======    =======    =======   =======
Net income (loss) per share.....  $   .10    $  (.04 )   $  .15     $   .11    $   .17    $   .04    $  .22     $   .19   $  .20
                                  =======    =======     =======    =======    =======    =======    =======    =======   =======
AS A PERCENTAGE OF NET REVENUES:
Net revenues....................    100.0%     100.0%     100.0%      100.0%     100.0%     100.0%    100.0%      100.0%   100.0%
                                  -------    -------     -------    -------    -------    -------    -------    -------   -------
Costs and expenses:
  Instruction costs and
    services....................     65.0       68.6       61.7 (3)    66.1       64.2       67.2      57.6 (3)    62.3     60.2
  Selling and promotional.......     14.8       16.6       12.6        14.1       13.7       14.1      12.1        12.0     12.7
  General and administrative....     11.4       18.2 (1)   14.4 (2)    11.7       10.6       13.8      10.7        10.4     11.3
                                  -------    -------     -------    -------    -------    -------    -------    -------   -------
  Total costs and expenses......     91.2      103.4       88.7        91.9       88.5       95.1      80.4        84.7     84.2
                                  -------    -------     -------    -------    -------    -------    -------    -------   -------
Income (loss) before income
  taxes.........................      8.8       (3.4 )     11.3         8.1       11.5        4.9      19.6        15.3     15.8
Provision (credit) for income
  taxes.........................      3.6       (1.4 )      4.6         3.3        4.6        2.5       8.6         6.1      6.5
                                  -------    -------     -------    -------    -------    -------    -------    -------   -------
Net income (loss)...............      5.2%      (2.0 )%     6.7%        4.8%       6.9%       2.4%     11.0%        9.2%     9.3%
                                  =======    =======     =======    =======    =======    =======    =======    =======   =======

---------------
(1) Includes a $750,000 accrual of compensation expense related to the December 1993 deferred compensation agreement with the Company's President.

(2) Includes $1.9 million in compensation expense related to the grant of stock options.

(3) The favorable margin realized in the third quarters of 1994 and 1995 is due primarily to a significant increase in revenues with no significant increase in the fixed costs related to centralized student services. The favorable margin did not continue to the same extent in the fourth quarters of 1994 and 1995 because of the normal increase in instructional costs and services in preparation for the August peak enrollments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality."

SEASONALITY

     The Company experiences seasonality in its results of operations primarily as a result of changes in the level of student enrollments. While the Company enrolls students throughout the year, second quarter (December to February) average enrollments and related revenues generally are lower than other quarters due to the holiday breaks in December and January. Second quarter costs and expenses historically increase as a percentage of net revenues as a result of certain fixed costs not significantly affected by the seasonal second quarter declines in net revenues. The Company experiences a seasonal increase in new enrollments in August of each year when most other colleges and universities begin their fall semesters. As a result, instruction costs and services and selling and promotional expenses historically increase as a percentage of net revenues in the fourth quarter due to increased costs in preparation for the August peak enrollments. The increased costs result in accounts payable levels being higher in August than any other month in the year. The Company anticipates that these seasonal trends in the second and fourth quarters will continue in the future.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's working capital increased from $39.0 million at August 31, 1995 to $41.4 million at November 30, 1995 due primarily to the $4.8 million in cash generated from operations during the three months ended November 30, 1995, offset in part by capital expenditures and the acquisition of the assets of Western. In conjunction with the acquisition, WIU paid Western $237,000 in cash and assumed $1.8 million in liabilities. The liability consisted of $1.3 million of current liabilities, $393,000 of which was paid on the acquisition date, and $503,000 of long-term debt. At November 30, 1995, the Company had no outstanding borrowings on its $4.0 million line of credit, which bears interest at prime. The line of credit is renewable annually and is payable upon its termination in February 1996. The Company expects to renew this line of credit.

     Net cash flow received from operating activities increased by $15.8 million from fiscal 1994 to fiscal 1995 due primarily to the $7.7 million increase in net income during the same period, improved collections of accounts receivable and the timing of various tax payments and payments to suppliers. Net cash flow received from operating activities increased by $3.0 million from the three months ended November 30, 1994 to the three months ended November 30, 1995 due primarily to a $2.0 million increase in net income. Capital expenditures, including additions to educational program production costs, increased from $6.1 million for fiscal 1994 to $11.5 million for fiscal 1995 primarily to support the increase in student enrollments and number of locations. Total purchases of property and equipment for the year ended August 31, 1996 are expected to total approximately $12.0 million. Additions to educational program production costs are not expected to exceed $2.0 million for the year ended August 31, 1996. Start up costs are expected to increase from $1.1 million in fiscal 1995 to approximately $3.5 million for fiscal 1996 due to planned expansion into new geographic markets.

     The lease on the Company's corporate headquarters, which includes the UOP Phoenix Main Campus, was renewed in December 1995 for another five year term. In December 1995, the Company acquired land for a purchase price of $2.9 million which it may use in the future for the possible relocation of its corporate headquarters. The Company does not currently have any material commitments for any capital expenditures in 1996. The Company currently leases all of its educational and administrative facilities.

     The Company's net receivables as a percent of net revenues decreased from 11.4% in fiscal 1994 to 9.7% in fiscal 1995 and bad debt expense as a percent of net revenues decreased from 1.5% in fiscal 1994 to 1.1% in fiscal 1995. These decreases are due primarily to an increased focus on accounts receivable collections in 1995.

     The DOE requires that Title IV Program funds collected by an institution for unbilled tuition be kept in a separate cash or cash equivalent account until the students are billed for the portion of their program related to these Title IV Program funds. In addition, all funds transferred to the Company through electronic funds transfer programs are held in a separate cash account until certain conditions are satisfied. As of November 30, 1995, the Company had approximately $10.8 million in these separate accounts, which are reflected as restricted cash, to comply with these requirements. These funds generally remain in these separate accounts for an average of 60-75 days from the date of collection. These restrictions on cash have not significantly affected the Company's ability to fund daily operations.

     The Regulations require all higher education institutions to meet an acid test ratio (defined as the ratio of cash, cash equivalents, restricted cash and current accounts receivable to total current liabilities) of at least 1 to 1, which is calculated at the end of the institution's fiscal year. If an institution, including UOP or WIU, fails to meet the acid test ratio, it may be deemed not financially responsible by the DOE, which could result in a loss of its eligibility to participate in Title IV Programs. UOP's acid test ratio was
1.16 to 1 at August 31, 1994 and 1.31 to 1 at August 31, 1995. WIU's acid test ratio was 2.73 to 1 on September 1, 1995. These requirements apply to the separate financial statements of UOP, WIU and to each of the respective IPD client institutions, but not to the Company's consolidated financial statements.

IMPACT OF INFLATION

     Inflation has not had a significant impact on the Company's historical operations.

                                    BUSINESS

OVERVIEW

     Apollo Group, Inc. ("Apollo" or the "Company"), through its subsidiaries, the University of Phoenix, Inc. ("UOP"), the Institute for Professional Development ("IPD") and Western International University, Inc. ("WIU"), is a leading provider of higher education programs for working adults based on the number of working adults enrolled in its programs. The consolidated enrollment in the Company's educational programs would make it the largest private institution of higher education in the United States. The Company currently offers its programs and services at 78 campuses and learning centers in 25 states, Puerto Rico and London, England. The Company's enrollment has increased from 17,571 at August 31, 1991 to 36,848 at August 31, 1995. At November 30, 1995, the Company's enrollment was 40,158.

     Based on its enrollment of over 27,100 adult students at November 30, 1995, UOP is currently the sixth largest regionally accredited private university in the United States and has one of the nation's largest private business schools. UOP has been accredited by the Commission on Institutions of Higher Education of the North Central Association of Colleges and Schools ("NCA") since 1978 and has successfully replicated its teaching/learning model while maintaining educational quality at its 45 campuses and learning centers in Arizona, California, Colorado, Hawaii, Louisiana, Michigan, Nevada, New Mexico, Utah and Puerto Rico. To enhance its ability to expand into new markets, UOP has developed specialized information systems for student tracking, marketing, faculty recruitment and training, financial aid, accounting and academic quality management. Currently, approximately 80% of UOP's students receive some level of tuition reimbursement from their employers, many of which are Fortune 500 companies.

     In 1989, UOP established Online(TM), a computerized educational delivery system, which currently serves approximately 1,400 degree-seeking students. Online(TM) provides campus-based courses that have been modified for computer delivery. Online(TM) enables the Company to deliver educational programs and services internationally wherever there is access to adequate telephone service, CompuServe(R) or the Internet. The Online(TM) faculty receive specialized training to enable them to teach effectively in the electronic learning environment. The same academic quality management standards applied to campus-based programs, including the assessment of student learning outcomes, are applied to programs delivered through Online(TM).

     IPD provides program development and management services under long-term contracts (five to ten years) that meet the guidelines of the client institutions' respective regional accrediting associations. IPD provides these services to 15 regionally accredited private colleges and universities at 29 campuses and learning centers in 16 states and shares in the tuition revenues generated from these programs. IPD is able to assist these colleges and universities in expanding and diversifying their programs for working adults. IPD places a priority on institutions that: (1) are interested in developing or expanding off-campus degree programs for working adults; (2) recognize that working adults require a different teaching/learning model than the 18 to 24 year old student; (3) desire to increase enrollments with a limited investment in institutional capital and (4) recognize the unmet educational needs of the working adult students in their market. Approximately 12,000 students are currently enrolled in IPD-assisted programs.

     WIU acquired the assets of Western in September 1995. WIU is a regionally accredited, private institution of higher education with enrollments of approximately 1,000 at four campuses and learning centers located in Phoenix, Fort Huachuca and Douglas, Arizona and through Thames Lea College in London, England.

     The Company was incorporated in Arizona in 1981 and maintains its principal executive offices at 4615 East Elwood Street, Phoenix, Arizona 85040. The Company's telephone number is (602) 966-5394. The Company's Internet Web Site address is "http://www.apollogrp.com."

MARKET

     The United States education market may be divided into three distinct segments: kindergarten through twelfth grade schools, vocational and technical training schools, and degree-granting colleges and universities ("higher education"). The Company currently operates in the higher education segment. The U.S. Department of Education National Center for Education Statistics ("NCES") estimated that for 1993 (the most recent historical year reported), adults over 24 years of age comprised approximately 6.5 million, or 44%, of the 14.8 million students enrolled in higher education programs. Currently, the U.S. Bureau of Census estimates that 70-75% of students over the age of 24 work while attending school. The demand for higher education from working adults results from the increasing skills required by employers and from a recognition by working adults of the value of an earned degree for career advancement and change.

     The Company believes that the unique needs of working adults include the following:

     - Convenient access to a learning environment (including both location and delivery system)

     - Degree programs offered by regionally accredited institutions that can be completed in a reasonable amount of time

     - Programs that provide knowledge and skills with immediate practical value in the workplace

     - Education provided by an academically qualified faculty with current practical experience in fields related to the subjects they instruct

     - Administrative services designed to accommodate the full-time working adult's schedule

     - Recognition of adult students as critical consumers of educational programs and services

     - A learning environment characterized by a low student-to-faculty ratio

     - Learning resources available electronically to all students regardless of geographical location

     The Company also believes that the demand from and the unique requirements of the working adult population represent a significant market opportunity to regionally accredited higher education institutions that can offer programs that meet these unique needs.

     Most regionally accredited colleges and universities are focused on serving the 18 to 24 year old student market. This focus has resulted in a capital-intensive teaching/learning model that may be characterized by: (1) a high percentage of full-time tenured faculty with doctoral degrees; (2) fully-configured library facilities and related full-time staff; (3) dormitories, student unions and other significant plant assets to support the needs of younger students and (4) an emphasis on research and the related staff and facilities.

     In addition, the majority of accredited colleges and universities continue to provide the bulk of their educational programming from September to mid-December and from mid-January to May. As a result, most full-time faculty members only teach during that limited period of time. While this structure serves the needs of the full-time 18 to 24 year old student, it limits the educational opportunity for working adults who must delay their education for up to five months during these spring, summer and winter breaks. In addition, this structure generally requires working adults to attend one course three times a week, commute to a central site, take work time to complete administrative requirements and, in undergraduate programs, participate passively in an almost exclusively lecture-based learning format primarily focused on a theoretical presentation of the subject matter. For the majority of working adults, earning an undergraduate degree in this manner would take seven to ten years.

BUSINESS AND GROWTH STRATEGY

     The Company's strategic goal is to become the preferred provider of higher education programs for working adult students. The Company is managed as a for-profit corporation in an industry served principally by not-for-profit providers. By design, the Company treats both its adult students and their employers as customers. Key elements of the Company's business and growth strategy include the following:

     ESTABLISH NEW UOP CAMPUSES AND LEARNING CENTERS. UOP plans to add campuses and learning centers throughout the United States. During the past three years, the Company has opened an average of nine campuses and learning centers each year. New locations are selected based on an analysis of various factors, including the general population of working adults in the area, the number of local employers and their educational reimbursement policies and the availability of similar programs offered by other institutions. Campuses consist of classroom and administrative facilities with full student and administrative services. Learning centers differ from campuses in that they consist primarily of classroom facilities with limited on-site administrative staff.

     ESTABLISH NEW IPD RELATIONSHIPS. IPD plans to enter into additional long-term contracts with private colleges and universities in proximity to metropolitan areas throughout the United States. In general, IPD seeks to establish relationships with colleges and universities located in states where it is difficult for out-of-state accredited institutions to obtain state authorizations. In this way, the Company is able to optimize its campus-based penetration of potential new markets.

     EXPAND DEGREE PROGRAMS. The Company expects to continue to respond to the changing educational needs of working adults through the introduction of new undergraduate and graduate degree programs. The Company also is investigating the market potential for professional doctoral degree programs and specializations. The Company currently has a full-time staff of over 20 persons involved in its centralized curriculum development process.

     EXPAND DISTANCE EDUCATION PROGRAMS. The Company plans to expand its distance education programs and services. In 1994, the Company successfully completed its connection to the Internet, thereby making the Company's programs more readily available throughout the United States and worldwide. The Company also plans to enhance its distance education delivery systems as new technologies become cost-effective.

     ESTABLISH CORPORATE PARTNERSHIPS. The Company seeks to establish educational partnerships with major corporations to provide training and degree programs to their employees both on site and at the Company's campuses and learning centers. To meet the unique learning needs of its different partners, the Company modifies its existing programs or, in some cases, develops customized programs. The Company believes that the establishment of corporate partnerships is an effective way to enhance the products and services offered to its customers. The Company recently entered into educational partnerships with AT&T and Ingram Micro, Inc.

     INTERNATIONAL EXPANSION. The Company monitors and assesses the feasibility of providing its educational programs internationally and has conducted market research in various foreign countries, including Hungary, Japan, Costa Rica and Mexico. The Company currently offers its programs to international students through Online(TM) and WIU.

     The timing related to the establishment of new locations and the expansion of programs may vary depending on regulatory requirements and market conditions.

HISTORICAL ENROLLMENTS IN THE COMPANY'S FIVE LARGEST MARKETS

     In addition to opening campuses in new markets, the Company's growth also has resulted from increased enrollments in its existing markets. The table below sets forth a summary of enrollments in the Company's five largest markets over the last five years.

                                                                         AT AUGUST 31,
                                                             --------------------------------------
                          MARKET                              1991    1992    1993    1994    1995
-----------------------------------------------------------  ------  ------  ------  ------  ------
Southern California........................................   2,284   2,895   3,988   5,218   6,466
Arizona....................................................   3,207   4,059   4,632   5,023   5,559
Northern California........................................     709   1,001   1,477   2,429   3,586
Colorado...................................................   1,386   1,608   1,697   2,005   2,661
Distance Education.........................................   1,252   1,655   1,114   1,618   2,366

TEACHING/LEARNING MODEL

     The Company's teaching/learning model used by UOP and IPD client institutions was designed for working adults. This model is structured to enable students who are employed full-time to earn their degrees and still meet their personal and professional responsibilities. Students attend weekly classes, averaging 15 students in size, and also meet weekly as part of a three to five person study group. The study group meetings are used for review, work on assigned group projects and preparation for in-class presentations. Courses are designed to facilitate the application of knowledge and skills to the workplace and are taught by faculty members who possess advanced degrees and have an average of 16 years of professional experience in business, industry, government and the professions. In this way, faculty members are able to share their professional knowledge and skills with the students.

     The Company's teaching/learning model has the following major characteristics:

CURRICULUM                 The curriculum provides for the achievement of specific
                           educational outcomes that are based on the input from faculty, students and student employers. The curriculum is designed to integrate academic theory and professional practice and their application to the workplace. The standardized curriculum for each degree program is also designed to provide students with specified levels of knowledge and skills regardless of delivery method or location.

FACULTY                    Faculty applicants must possess an earned masters or doctoral degree, and have a minimum of five years recent professional experience in a field related to the subject matter in which they seek to instruct. To help promote quality delivery of the
                           curriculum, UOP faculty members are required to: (1) complete an initial assessment conducted by staff and faculty; (2) receive training in grading, facilitation of the teaching/learning model and oversight of study group activities; (3) serve an internship with an experienced faculty mentor and (4) receive ongoing performance evaluations by students, peer faculty and staff. The results of these evaluations are used to establish developmental plans to improve individual faculty performance and to determine continued eligibility of faculty members to provide instruction.

INTERACTIVE LEARNING       Courses are designed to combine individual and group activity with interaction between and among students and the instructor. The curriculum requires a high level of student participation for purposes of increasing the student's ability to work as part of a team.

LEARNING RESOURCES         Students and faculty members are provided with electronic and other learning resources for their information needs. During 1995, the Company expanded these services and provided additional access through a connection to the Internet. This minimizes the need for capital-intensive library facilities and holdings.

SEQUENTIAL ENROLLMENT      Students enroll in and complete courses sequentially, rather than concurrently, thereby allowing full-time working adults to focus their attention and resources on one subject at a time, thus balancing learning with ongoing personal and professional
                           responsibilities.

ACADEMIC QUALITY           The Company has developed and operationalized an Academic Quality
                           Management System ("AQMS") that is designed to maintain and improve the quality of programs and academic and student services regardless of the delivery method or location. Included in the
                           AQMS is the Adult Learning Outcomes Assessment which seeks to measure student growth in both the cognitive (subject matter) and affective (educational, personal and professional values) domains.

STRUCTURAL COMPONENTS OF TEACHING/LEARNING MODEL

     Although adults over 24 currently comprise approximately 44% of all higher education enrollments in the United States, the mission of many accredited colleges and universities is to serve 18 to 24 year old students and conduct research. UOP and IPD client institutions acknowledge the differences in educational needs between older and younger students and provide programs and services that allow working adult students to earn their degrees while integrating the process with both their personal and professional lives.

     The Company believes that working adults require a different teaching/learning model than that designed for the 18 to 24 year old student. The Company has found that working adults seek accessibility, curriculum consistency, time and cost effectiveness and learning that has an immediate application to the workplace. The Company's teaching/learning model differs from the models used by most regionally accredited colleges and universities because it is designed to enable adults to complete an undergraduate degree in four years and a graduate degree in two years while working full-time.

     The structural components of the Company's teaching/learning model include:

ACCESSIBILITY              Centrally developed standardized curricula that can be accessed through a variety of delivery methods (e.g., campus-based or electronically delivered), that make the educational programs accessible regardless of where the students work and live.

INSTRUCTIONAL COSTS        While the faculty at most accredited colleges and universities are employed full-time, UOP's and IPD client institutions' part-time faculty are academically qualified, professionally employed and are contracted for instructional services on a course-by-course basis. This policy keeps a portion of the cost of instruction variable.

FACILITY COSTS             The Company leases its campus and learning center facilities and rents additional classroom space on a short-term basis to
                           accommodate growth in enrollments, thus keeping a portion of its instructional costs variable.

EMPLOYED STUDENTS          UOP's students are employed full-time and approximately 74% have been employed for nine years or more. This minimizes the need for capital-intensive facilities and services (e.g., dormitories, student unions, food services, personal and employment counseling, health care, sports and entertainment).

EMPLOYER SUPPORT           Approximately 80% of UOP's students currently receive some level of tuition reimbursement from their employers, many of which are
                           Fortune 500 companies. The Company develops relationships with key employers for purposes of recruiting students and responding to specific employer needs. This allows the Company to remain sensitive to the needs and perceptions of employers, while helping both to generate and sustain diverse sources of revenues.

PROGRAMS AND SERVICES

     UOP PROGRAMS. UOP currently offers the following degree programs, areas of specialization and certificate programs at one or more campuses and learning centers or through its distance education delivery systems:

DEGREE PROGRAMS WITH RELATED MAJORS
------------------------------------------------------

ASSOCIATE OF ARTS IN BUSINESS

BACHELOR OF ARTS IN MANAGEMENT
BACHELOR OF SCIENCE IN BUSINESS
    Accounting
    Administration
    Information Systems
    Management
BACHELOR OF SCIENCE IN NURSING

MASTER OF ARTS IN EDUCATION
MASTER OF ARTS IN ORGANIZATIONAL MANAGEMENT
MASTER OF BUSINESS ADMINISTRATION
    Technology Management
MASTER OF COUNSELING
    Marriage, Family and Child Therapy
    Community Counseling
    Mental Health Counseling
MASTER OF NURSING
MASTER OF SCIENCE IN COMPUTER INFORMATION SYSTEMS

AREAS OF SPECIALIZATION AVAILABLE
IN CERTAIN DEGREE PROGRAMS
------------------------------------------------------

BUSINESS
    Environmental Management
    Finance
    Industrial Relations
    Marketing
    Operations Management
    Technical Management

EDUCATION
    Administration and Supervision
    Diverse Learner
    Educational Counseling

NURSING

    Education

    Management


CERTIFICATE PROGRAMS, CUSTOM TRAINING AND CONTINUING EDUCATION

------------------------------------------------------

Alternative Dispute Resolution
Art of Negotiation
Authorized Certified Novell Administrator (CNA)
Authorized Certified Novell Engineer (CNE)
Bilingual -- Bicultural
Business and the Environment
Configuration Management
Conflict Resolution
Curriculum

Diverse Learner

Elementary Certification
English as a Second Language
Export Management
Foreign Languages
Global Management
Government Contract Management
Human Resource Management

Human Resources Professional Development

Introduction to the Internet
Management and Leadership
Marketing Management
Materials Management

OB/GYN Nurse Practitioner

OSHA Regulatory Compliance
Post Baccalaureate Teacher Education
Professional Development for Educators
Professional Sales Skills
Purchasing
Risk Management
Sales Management
School Guidance Counselor
School Nurse
Secondary Methodology
Special Education
TQM for Manufacturing
TQM for Service

     Graduate level courses are also offered for students' continuing professional education requirements, including state teacher certification and state teacher renewal. Undergraduate students may demonstrate and document college level learning gained from experience through the assessment by faculty members (according to the guidelines of the Council for Adult and Experiential Education ("CAEL")) for the potential award of credit. The average number of credits awarded to UOP undergraduate students who utilized the process between 1991 and 1995 was six credits of the 120 required to graduate. Approximately 70% of these credits were attributable to professional and nonregionally accredited course work. CAEL reports that over 1,300 regionally accredited colleges and universities currently provide for the assessment mechanism of college level learning gained through experience for the award of credit.

     IPD SERVICES.  IPD offers services to its client institutions including:
(1) assisting with curriculum development; (2) conducting market research; (3) developing and executing marketing strategies; (4) training faculty; (5) establishing administrative infrastructures; (6) developing and implementing financial accounting and academic quality management systems; (7) assessing the future needs of adult students and (8) helping develop additional degree programs suitable for the adult higher education market. In consideration for its services, IPD receives a contractual share of tuition revenues from students enrolled in IPD-assisted programs.

     IPD also assists its client institutions in identifying and developing new degree programs and in seeking the required approvals from their respective regional accrediting associations. In order to facilitate the sharing of information related to the operations of their respective programs, UOP and the IPD client institutions formed the Consortium for the Advancement of Adult Higher Education ("CAAHE"). CAAHE meets semiannually to address issues such as the recruitment and training of part-time, professionally employed faculty, employer input in the curriculum development process, assessment of the learning outcomes of adult students and regulatory issues affecting the operation of programs for working adult students.

     IPD client institutions offer the following programs with IPD assistance:


                                                                   NUMBER OF IPD
                        DEGREE PROGRAMS                         CLIENT INSTITUTIONS
    --------------------------------------------------------    --------------------
    Associate of Arts in General Studies....................             1
    Associate of Arts in Liberal Arts.......................             1
    Associate of Science in Business........................             5
    Bachelor of Business Administration.....................             8
    Bachelor of Science in Business Administration..........             4
    Bachelor of Science in Human Resources Management.......             1
    Bachelor of Science in Management.......................             7
    Bachelor of Science in Nursing..........................             1
    Bachelor of Science in Organizational Leadership........             1
    Bachelor of Science in Supervision and Leadership.......             1
    Master of Arts in Education.............................             2
    Master of Business Administration.......................             7
    Master of Science in Management.........................             4
    Master of Science in Health.............................             1


     The IPD-assisted programs also include a limited number of general education courses, certificate programs and areas of specialization.

     WIU PROGRAMS. WIU currently offers the following degree and certificate programs:

DEGREE PROGRAMS WITH
RELATED MAJORS
------------------------------------------------------

ASSOCIATE OF ARTS IN GENERAL STUDIES

BACHELOR OF SCIENCE
    Accounting
    Aviation Management
    Finance
    General Business
    Information Systems
    International Business
    Management
    Marketing
BACHELOR OF ARTS
    Behavioral Science
    General Studies
    International Studies

MASTER OF BUSINESS ADMINISTRATION
    Finance
    Health Care Management
    International Business
    Management
    Management Information Services
    Marketing
MASTER OF PUBLIC ADMINISTRATION
MASTER OF SCIENCE
    Accounting
    Health Care Information Resources Management
    Information Services
    Information Systems Engineering
ADVANCED CERTIFICATE PROGRAMS
------------------------------------------------------

Corporate Management
Finance
International Business
Management Information Systems
Marketing

     WIU's teaching/learning model has similar characteristics to the teaching/learning model used by UOP and IPD client institutions, including the use of part-time practitioner faculty, standardized curriculum, computerized learning resources and leased facilities. WIU provides educational programs in a semester-based format and does not focus exclusively on working adult students.

     FACULTY. UOP's faculty is comprised of approximately 3,000 working professionals with earned masters or doctoral degrees and an average of 16 years of experience in business, industry, government or the professions. To help promote quality delivery of the curriculum, UOP faculty members are required to:
(1) complete an initial assessment conducted by staff and faculty; (2) receive training in grading, facilitation of the teaching/learning model and oversight of study group activities; (3) serve an internship with an experienced faculty mentor and (4) receive ongoing performance evaluations by students, peer faculty and staff. The results of these evaluations are used to establish developmental plans to improve individual faculty performance and to determine continued eligibility of faculty members to provide instruction. Most faculty members are recruited as the result of referrals from faculty, students and corporate contacts. All faculty are contracted on a course-by-course basis (generally a five to ten week period).

     The faculty teaching in IPD-assisted programs are comprised of full-time faculty from the client institution as well as qualified part-time faculty who instruct only in these adult programs. The part-time faculty must be approved by each client institution. IPD makes the AQMS available to its client institutions to evaluate faculty and academic and administrative quality. Both UOP and IPD have been successful in recruiting faculty members who meet these academic and professional requirements.


     WIU's faculty consists of approximately 80 working professionals. WIU's practitioner faculty generally possess earned masters or doctoral degrees and participate in a selection and training process that is similar to that at UOP.

     ACADEMIC ACCOUNTABILITY. UOP is one of the first regionally accredited universities in the nation to create and utilize an institution-wide system for the assessment of the educational outcomes of its students. The information generated is employed by UOP to improve the quality of the curriculum, instruction and the Company's teaching/learning model. UOP's undergraduate and graduate students complete a comprehensive cognitive (core degree subject matter) and affective (educational, personal and professional values) assessment prior to and upon the completion of their core degree requirements.

     Students at UOP and IPD client institutions evaluate both academic and administrative quality. This evaluation begins with a registration survey and continues with the evaluation of the curriculum, faculty, delivery method, instruction and administrative services upon the conclusion of each course. The evaluation also includes both a graduation survey and a survey of a random selection of graduates two years after their graduation. The results provide an ongoing basis for improving the teaching/learning model, selection of educational programs and instructional quality. The Company plans to implement similar quality control systems at WIU over the next year.

     ADMISSIONS STANDARDS. To gain admission to the undergraduate programs of UOP, WIU and the IPD client institutions, students generally must have a high school diploma or General Equivalency Degree ("G.E.D.") and satisfy certain minimum grade point average, employment and age requirements. Additional requirements may apply to individual programs. Students in undergraduate programs may petition to be admitted on provisional status if they do not meet certain admission requirements.

     To gain admission to the graduate programs of UOP, WIU and the IPD client institutions, students generally must have an undergraduate degree from a regionally accredited college or university and satisfy minimum grade point average, work experience and employment requirements. Additional requirements may apply to individual programs. Students in graduate programs may petition to be admitted on provisional status if they do not meet certain admission requirements.

DISTANCE EDUCATION COMPONENTS

     ONLINE(TM) COMPUTER CONFERENCING. UOP established Online(TM), its computer-based educational delivery system, in 1989 by modifying its classroom courses for delivery at the same level of quality through the use of computers. Online(TM) is currently accessible both nationally and internationally wherever there is adequate phone service or access to CompuServe(R) or the Internet. Online(TM) utilizes a computer conferencing system that enables students and faculty to participate in a learning group of 10 to 12 students. Online(TM) students can complete their course requirements at any time of the day, from locations where they have access to a computer and a modem. Students and faculty interact daily in an electronic classroom without having to be online at the same time. As required in campus-based courses, Online(TM) students also participate in weekly study groups.

     TWO-WAY VOICE AND DATA. UOP established its audiographic delivery system in 1989 in response to requests from employers with operations in remote areas of the United States. Students completing their degree requirements utilizing this system meet weekly in a remote classroom and interact simultaneously with an instructor in a centralized instructional studio through a two-way voice and data communications system. These students can complete all their coursework in this manner. They are required to achieve the same course outcomes, attend weekly study groups and participate in the AQMS.

     DIRECTED STUDY. Working adult students may also complete individual courses under the direct weekly instructional supervision of a member of the faculty.

     At November 30, 1995, there were approximately 2,600 students utilizing the Company's distance education delivery systems, approximately half of whom are enrolled in Online(TM). Distance education is currently subject to certain regulatory constraints. See "Business -- Federal Financial Aid Programs -- Restrictions on Distance Education Programs" and "Business -- State Authorization."

CUSTOMERS

     The Company's customers consist of working adult students, colleges and universities, governmental agencies and employers. Based on recent student surveys, the average age of UOP students is in the mid-thirties, approximately 54% are women and 46% are men, and the average annual household income is $53,000. Approximately 74% of UOP students have been employed on a full-time basis for nine years or more. Currently, 67% of UOP students are seeking undergraduate degrees. The Company believes that the demographics of students enrolled in IPD-assisted programs are similar to that of UOP. The approximate age distribution of current UOP students is as follows:

    AGE         PERCENTAGE OF STUDENTS
-----------     ----------------------
 Under 25                  12%
 26 to 33                  35%
 34 to 45                  42%
46 and over                11%
                          ---
                          100%
                ================

     IPD client institutions have historically consisted of small private colleges; however, IPD also targets larger institutions of higher education that are in need of marketing and curriculum consulting. The Company believes that to develop and manage educational programs for working adult students effectively, these potential client institutions require both capital and operational expertise. In response to these requirements, IPD provides the startup capital, the curriculum development expertise and the ongoing management in support of the client institutions' provision of quality programs for working adult students.

     The Company also considers the employers of its students as customers. Many of these employers provide tuition reimbursement programs in order to educate and provide degree opportunities to their employees. Currently, approximately 80% of UOP's students receive some level of tuition reimbursement from their employers, many of which are Fortune 500 companies. Of these students receiving reimbursement, approximately 83% receive at least one-half tuition reimbursement and approximately 42% receive full tuition reimbursement.

CORPORATE PARTNERSHIPS

     The Company seeks to establish strategic relationships with businesses and governmental agencies in offering programs designed to meet their specific needs either by modifying existing programs or, in some cases, by developing customized programs. These programs are often held at the employers' offices or on-site at military bases.

     In the fourth quarter of 1995, UOP formed an educational partnership with AT&T to provide graduate and undergraduate degree and certificated learning programs to AT&T's 200,000 employees worldwide. A significant aspect of the alliance is an articulation agreement between UOP and the AT&T School of Business that enables UOP to award undergraduate and graduate program credit for certain course work completed through the AT&T School of Business. The partnership will provide AT&T managers with a variety of ways to participate in UOP's programs, depending on their individual schedules and availability, including course work delivered on campus, at AT&T sites or through one or more of UOP's distance education delivery systems.

     In the fourth quarter of 1995, UOP also formed an educational partnership with Ingram Micro, Inc., a leading distributor of computer and software products, to provide training and certification for Novell and Microsoft software. These programs began in June 1995 at UOP's Northern and Southern California campuses. UOP computer labs, equipped and maintained by Ingram Micro, Inc., will serve as training sites for technical professionals who wish to obtain or enhance skills as network administrators.

MARKETING

     To generate interest among potential UOP, WIU and IPD client institution students, UOP, WIU and IPD engage in a broad range of activities to inform potential students about the Company's teaching/learning model and the programs offered. These activities include print and broadcast advertising, advertising on services such as CompuServe(R)*, Prodigy(R) and the Microsoft Network(R), direct mail and information meetings at targeted organizations. The Company also attempts to locate its campuses and learning centers near major highways to provide high visibility and easy access. A substantial portion of new UOP and IPD client institution students are referred by alumni, employers and currently enrolled students. The Company is currently implementing its proprietary marketing systems at WIU to help it identify and manage lead sources and referral data.

     UOP and WIU advertising is centrally monitored and is directed primarily at local markets in which a campus is located. IPD client institutions approve and monitor all advertising provided by IPD on their behalf. Direct responses to advertising and direct mail are received, tracked and forwarded promptly to the appropriate representatives. In addition, all responses are analyzed to provide data for future marketing efforts.

     The Company employs over 200 enrollment representatives in its marketing system who make visits and presentations at various organizations and who follow up on leads generated from the Company's advertising efforts and referrals. These individuals also pursue direct responses to interest from potential individual students by arranging for interviews either at a UOP, WIU or IPD location or at a prospective student's place of employment. Interviews are designed to establish a prospective student's qualifications, academic background, course interests and professional goals. Student recruiting policies and standards and procedures for hiring and training university representatives are established centrally, but are implemented at the local level through a director of enrollment or marketing at each location.

     The Company also has a "Web Site" on the Internet World Wide Web (http://www.apollogrp.com) that allows electronic access to Company and product information and research. The Company's Web Site is accessible from major online networks such as Prodigy(R)*, CompuServe(R) and America OnLine(R). The Company recently completed an agreement to provide direct access to the Company's Web Site from the Microsoft Network(R).

ACQUISITION STRATEGY

     The Company periodically evaluates opportunities to acquire businesses and facilities that complement the Company's business strategy. In evaluating such opportunities, management considers, among other factors, location, demographics, price, the availability of financing on acceptable terms, competitive factors and the opportunity to improve operating performance through the implementation of the Company's operating strategies. The Company has no current commitments with regard to potential acquisitions.

COMPETITION

     The higher education market is highly fragmented and competitive with no private or public institution enjoying a significant market share. The Company competes primarily with four-year and two-year degree-granting public and private regionally accredited colleges and universities. Many of these colleges and universities enroll working adults in addition to the traditional 18 to 24 year old students and some have greater financial and personnel resources than the Company. The Company expects that these colleges and universities will continue to modify their existing programs to serve working adults more effectively. In addition, the Company competes to a lesser extent with other for-profit degree granting institutions on a regional basis.

---------------

     *CompuServe(R) is a registered trademark of CompuServe Incorporated, Columbus, Ohio, Prodigy(R) is a registered trademark of Trintex, White Plains, New York, Microsoft Network(R) is a registered servicemark of Microsoft Corporation, Redmond, Washington and America OnLine(R) is a registered trademark of America Online, Inc., Vienna, Virginia.

     The Company competes primarily at a local and regional level with other regionally accredited colleges and universities based on the quality of academic programs, the accessibility of programs and learning resources available to working adults, the cost of the program, the quality of instruction and the time necessary to earn a degree. Although adult students currently comprise approximately 44% of all college and university enrollments, few of these institutions have modified their educational delivery systems to meet the unique needs of working adult students. Institutions providing programs designed for working adults typically target executives or other subsets of the working adult population and tend to provide those programs at only a few sites.

     IPD faces competition from other entities offering higher education curriculum development and management services for adult education programs. The majority of IPD's current competitors provide pre-packaged curricula or turn-key programs. IPD client institutions, however, face competition from both private and public institutions offering degree and non-degree programs to working adults.

LEGAL PROCEEDINGS

     As of the date of this Prospectus, the Company is not a party to any legal proceedings, the adverse outcome of which, in management's opinion, would have a material adverse effect on the Company's operating results.

EMPLOYEES

     At November 30, 1995, the Company had the following numbers of employees:

                                                  FULL-TIME     PART-TIME     FACULTY      TOTAL
                                                  ---------     ---------     -------     -------
    Apollo......................................      189             5           --         194(1)
    UOP.........................................      977            97        2,967(2)    4,041
    IPD.........................................      178            10           --(3)      188
    WIU.........................................       24            24           85(2)      133
                                                  ---------     ---------     -------     -------
              Total.............................    1,368           136        3,052       4,556
                                                  =======       =======        =====      =======

------------------------

(1) Consists primarily of employees in corporate accounting, payroll and human resources, information systems, financial aid and Apollo Press.

(2) Consists primarily of part-time professional faculty contracted on a course-by-course basis.

(3) Faculty teaching IPD-assisted programs are employed by IPD client institutions.

     The Company considers its relations with its employees to be good.

REGULATORY ENVIRONMENT

     The Higher Education Act of 1965, as amended (the "HEA") and the regulations promulgated thereunder (the "Regulations") subject all higher education institutions eligible to participate in Federal Financial Aid programs under Title IV of the HEA ("Title IV Programs") to increased regulatory scrutiny. The HEA mandates specific additional regulatory responsibilities for each of the following components of the higher education regulatory triad: (1) the accrediting agencies recognized by the United States Department of Education (the "DOE"); (2) the federal government through the DOE and (3) state higher education regulatory bodies, including, if applicable, a State Postsecondary Review Entity ("SPRE"). All higher education institutions participating in Title IV Programs must first be accredited by an association recognized by the DOE. The DOE reviews all such participating institutions for compliance with all applicable HEA standards and regulations. Under the HEA, accrediting associations are required to include the monitoring of certain aspects of Title IV Program compliance as part of their accreditation evaluations.

     New or revised interpretations of regulatory requirements could have a material adverse effect on the Company. In addition, changes in or new interpretations of other applicable laws, rules or regulations could have a material adverse effect on the accreditation, authorization to operate in various states, permissible activities and costs of doing business of UOP, WIU and one or more of the IPD client institutions. The failure to maintain or renew any required regulatory approvals, accreditation or state authorizations by UOP or certain of the IPD client institutions could have a material adverse effect on the Company.

ACCREDITATION

     UOP and the IPD client institutions are accredited by regional accrediting associations recognized by the DOE. Accreditation provides the basis for: (1) the recognition and acceptance by employers, other higher education institutions and governmental entities of the degrees and credits earned by students; (2) the qualification to participate in Title IV Programs and (3) the qualification for authorization in certain states.

     UOP was granted accreditation by NCA in 1978. UOP's accreditation was reaffirmed in 1982, 1987 and 1992. The next NCA reaffirmation visit is scheduled for 1996-97. IPD-assisted programs offered by the IPD client institutions are evaluated by the client institutions' respective regional accrediting associations either as part of a reaffirmation or focused evaluation visits. Current IPD client institutions are accredited by NCA, New England or Southern regional accrediting associations. UOP is required to receive approval from NCA for the addition of new degree programs and the addition of any campuses or learning centers in new states or countries. Most IPD client institutions are subject to similar policies. In addition, all IPD contracts must meet the guidelines of the client institutions' respective regional accrediting associations. The withdrawal of accreditation from UOP or certain IPD client institutions would have a material adverse effect on the Company.

     WIU received approval of the transfer of NCA accreditation from Western in October 1995. Western originally received its accreditation from NCA in 1984. See "Business -- Federal Financial Aid Programs -- Western International University, Inc.".

     All accrediting agencies recognized by the DOE are required to include certain aspects of Title IV Program compliance in their evaluations of accredited institutions. As a result, all regionally accredited institutions, including UOP, WIU and IPD client institutions, will be subject to a Title IV Program compliance review as part of accreditation visits.

     Regional accreditation is accepted nationally as the basis for the recognition of earned credit and degrees for academic purposes, employment, professional licensure and, in some states, for authorization to operate as a degree-granting institution. Under the terms of a reciprocity agreement among the six regional accrediting associations, representatives of each region in which a regionally accredited institution operates participate in the evaluations for reaffirmation of accreditation. The achievement of UOP's and WIU's missions require them to employ academically qualified practitioner faculty that are able to integrate academic theory with current workplace practice. Because of UOP's and WIU's choice to utilize all practitioner faculty, they have not sought business school program accreditation of the type found at many institutions whose primary missions are to serve the 18 to 24 year old student and to conduct research.

     UOP's Bachelor of Science in Nursing ("BSN") program received program accreditation from the National League for Nursing ("NLN") in 1989. The accreditation was reaffirmed in October 1995 and the next NLN reaffirmation is scheduled for 2003. If the NLN accreditation is not reaffirmed, UOP's BSN program could be adversely affected.

     UOP's Master of Counseling ("MC") degree received program accreditation from the Council for Accreditation of Counseling and Related Educational Programs ("CACREP") in May 1995. The next CACREP reaffirmation is scheduled for 1997.

FEDERAL FINANCIAL AID PROGRAMS

     UOP and IPD client institution students participate in Title IV Programs. UOP derives approximately 68% of its net revenues from students who participate in Title IV Programs. The Company believes that IPD derives a similar percentage of its net revenues from students who participate in Title IV Programs administered by the respective IPD client institutions. These students are eligible for Title IV financial aid because: (1) UOP and IPD client institutions are accredited by an accrediting association recognized by the

DOE; (2) the DOE has certified UOP's and IPD client institutions' Title IV Program eligibility and (3) UOP and IPD client institutions have applicable state authorization to operate and their operating sites have been approved by the DOE. As a result of the Company's acquisition of certain assets of Western, WIU currently is not eligible to participate in Title IV Programs. WIU has applied for DOE approval to resume participation in Title IV Programs. See "Business -- Federal Financial Aid Programs -- Western International University, Inc."

     The DOE has promulgated regulations, the most recent of which became effective on July 1, 1995, that amend certain provisions of the Title IV Programs and the regulations promulgated thereunder. Some of the more important provisions of these regulations include the following:

     THE "12-HOUR RULE". Currently, the Regulations place limits on the amount of Title IV Program funds that a student is eligible to receive in any one academic year (as defined by the DOE). The Regulations also specify that, for undergraduate programs, an academic year must consist of at least an equivalent 30 weeks of instruction and a minimum of 24 credit hours. The new Regulations define an equivalent "week of instruction" as 12 hours of regularly scheduled instruction, examinations or preparation for examinations (the "12-Hour Rule"). For programs that consist of eight hours per week of instruction, such as those offered by UOP and IPD client institutions, the academic year must be a minimum of 45 calendar weeks to meet the DOE's equivalent 30 weeks of instruction to qualify for Title IV funding. If UOP were required by the DOE to increase the length of its undergraduate academic year to more than the current 45 calendar weeks, it would reduce the maximum amount of Title IV funding available to UOP's students, which could have a material adverse effect on the Company.

     RESTRICTED CASH. The DOE places certain restrictions on Title IV Program funds collected for unbilled tuition and funds transferred to the Company through electronic funds transfer. Prior to July 1, 1995, higher education institutions were also required to maintain a minimum cash reserve in an amount equal to at least 25% of the total dollar amount of refunds paid by the institution in its most recent fiscal year. Effective July 1, 1995, an institution is required to submit an irrevocable letter of credit to the DOE, rather than maintain the cash reserve. However, the letter of credit requirement is waived if an institution meets the DOE's standards related to timeliness of refunds, financial responsibility, and other criteria. The Company believes that it meets these applicable DOE standards and will not need to supply the letter of credit.

     STANDARDS OF FINANCIAL RESPONSIBILITY. Pursuant to the Regulations, all eligible higher education institutions must meet an acid test ratio (defined as the ratio of cash, cash equivalents, restricted cash and current accounts receivable to total current liabilities) of at least 1 to 1 at the end of the institution's fiscal year. At August 31, 1995, UOP's acid test ratio was 1.31 to
1. On September 1, 1995, WIU's acid test ratio was 2.73 to 1.

     BRANCHING AND CLASSROOM LOCATIONS. The Regulations contain specific requirements governing the establishment of new main campuses, branch campuses and classroom locations at which any student receives more than 50% of his or her instruction. In addition to classrooms at campuses and learning centers, locations affected by these requirements include the business facilities of client companies, military bases and conference facilities used by UOP and WIU. The Company has obtained approval for all UOP locations required to be approved by the Regulations and is seeking reaffirmation of approval for WIU's locations. Should the DOE change its regulations with respect to this approval process or delay approvals of new locations beyond the current approval time rate, the Company's business strategy may be impacted negatively.

     THE "85/15 RULE." A new requirement of the HEA, commonly referred to as the "85/15 Rule," applies only to for-profit institutions of higher education, which includes UOP and WIU but not IPD client institutions. Under this rule, for-profit institutions will be ineligible to participate in Title IV Programs if the amount of Title IV Program funds used by the students or institution to satisfy tuition, fees and other costs incurred by the students exceed 85% of the institution's cash-basis revenues from eligible programs (UOP's and Western's percentage was 72% and 66% at August 31, 1995, respectively). UOP and WIU are required to calculate this percentage at the end of each fiscal year.

     STUDENT LOAN DEFAULTS. Eligible institutions must maintain a student loan cohort default rate of less than 35% for each of the federal fiscal years 1991 and 1992, 30% for fiscal year 1993 and 25% for fiscal year 1994 and all subsequent fiscal years. In 1992, the most recent DOE cohort default rate reporting period, the national cohort default rate average for all higher education institutions was 15%. UOP and WIU students' cohort default rates as reported by the DOE were 5% and 4.7%, respectively, and IPD client institution students' cohort default rates averaged 5.3% over that same period.


     STATE POSTSECONDARY REVIEW ENTITIES ("SPRES"). The Regulations mandate that each state establish a SPRE to review institutions referred by the DOE and eligible institutions the SPRE believes are engaged in Title IV Program fraud and abuse. Each institution will be reviewed against standards developed by the applicable SPRE to determine whether it is eligible to continue to participate in Title IV Programs. The states are required to implement the SPRE portion of the HEA only to the extent to which their costs are covered through Congressional appropriation. On July 27, 1995, President Clinton signed into law a package of spending cuts that rescinded the funding of the SPREs for fiscal year 1995. The HEA specifies that the states are not required to operate the SPREs without Federal funding, and the Company believes that without such funding the SPREs will not operate.

     COMPENSATION OF REPRESENTATIVES. The Regulations prohibit an institution from providing any commission, bonus, or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruitment, admission or financial aid awarding activity. The Company believes that its current method of compensating representatives complies with the Regulations.

     ADMINISTRATIVE CAPABILITY. The HEA directs the DOE to assess the administrative capability of each institution to participate in Title IV Programs. The failure of an institution to satisfy any of the criteria used to assess administrative capability may allow the DOE to determine that the institution lacks administrative capability and, therefore, may be subject to additional scrutiny or denied eligibility for Title IV Programs.

     ELIGIBILITY AND CERTIFICATION PROCEDURES. The HEA specifies the manner in which the DOE reviews institutions for eligibility and certification to participate in Title IV Programs and the Regulations include detailed new standards. Under the HEA and the Regulations, the eligibility to participate in Title IV Programs of each currently participating institution will expire in 1997 or earlier and each institution will be required to reapply for continued eligibility every four years thereafter. The DOE will assess each institution's compliance with the HEA and the Regulations. UOP's eligibility to participate in Title IV Programs expires in 1997. If the DOE does not renew UOP's eligibility, it will have a material adverse effect on the Company.

     RESTRICTIONS ON DISTANCE EDUCATION PROGRAMS. The Regulations specify that an institution is not eligible to participate in Title IV Programs funding if 50% or more of its courses are correspondence courses, or if 50% or more of its regular students are enrolled in the institution's correspondence courses. Although the Company does not offer correspondence courses, the Regulations currently consider most distance education courses to be correspondence courses if the number of distance education courses exceeds 50% of the sum of courses offered in campus-based delivery systems and courses offered through distance education. The Company does not plan to exceed this 50% level and believes that this restriction will have no impact on its business strategy.

     DIRECT LENDING PROGRAMS. The DOE has instituted a new direct lending program and various institutions have been invited to participate in the initial phases of the program. The direct lending program, as currently defined by the DOE, would have the effect of eliminating third-party lending institutions and guarantee agencies from the loan disbursement process. The goal of the DOE is to streamline the financial aid lending process, but there is uncertainty as to when this goal will be fully attained. Recently, certain members of Congress have proposed to limit and/or eliminate the direct lending program. The Company has not yet been required to implement the new direct lending process and it is uncertain as to what effect this new process, if implemented, will have on its cash flow.

     CHANGE OF OWNERSHIP OR CONTROL. A change of ownership or control of the Company, depending on the type of change, may have significant regulatory consequences for UOP and WIU. Such a change of ownership or control could trigger recertification by the DOE, reauthorization by certain state licensing agencies or the evaluation of the accreditation by NCA.

     For institutions owned by publicly-held corporations, the DOE has adopted the change of ownership and control standards used by the federal securities laws. Upon a change of ownership and control sufficient to require the Company to file a Form 8-K with the Securities and Exchange Commission, UOP and WIU would cease to be eligible to participate in Title IV Programs until recertified by the DOE. This recertification would not be required, however, if the transfer of ownership and control was made upon a person's retirement or death and was made either to a member of the person's immediate family or to a person with an ownership interest in the Company who had been involved in its management for at least two years preceding the transfer.

     In addition, certain states where the Company is presently licensed have requirements governing change of ownership or control. Currently, Arizona and California would require UOP and WIU, as applicable, to be reauthorized upon a 20% and 25% change of ownership or control of the Company, respectively. These states require a new application to be filed for state licensing if such a change of ownership or control occurs. Moreover, the Company is required to report any change in stock ownership of UOP, WIU or Apollo to NCA. At that time, NCA may seek to evaluate the effect of such a change of stock ownership on the continuing operations of UOP and WIU.

     If UOP is not recertified by the DOE, or does not obtain reauthorization from the necessary state agencies or has its accreditation withdrawn as a consequence of any change in ownership or control, it would have a material adverse effect on the Company.

     WESTERN INTERNATIONAL UNIVERSITY, INC. Prior to its acquisition by the Company, Western participated in Title IV Programs. However, the acquisition of Western by the Company is considered a change in ownership and control which results in the termination of Western's participation in the Title IV Programs. Under the HEA, and the Regulations, WIU can resume participation in the Title IV Programs if the DOE certifies its eligibility to participate. WIU has received approval to operate under new ownership by the Arizona State Board for Post-Secondary Education and has received approval from NCA for the transfer of accreditation to WIU. WIU has applied with the DOE to resume participation in Title IV programs. Prior to obtaining approval from the DOE, WIU will not be able to disburse funds awarded by Western or process new Title IV financial aid. The Company has arranged for a temporary alternative lender to provide non-recourse financing to credit-qualifying students during this interim period. If the DOE does not certify that WIU is eligible to participate in Title IV Programs, it would have a material adverse effect on WIU. In conjunction with the acquisition, WIU assumed the Title IV liabilities of Western in the estimated amount of $210,000. This amount and the goodwill recorded related to the acquisition is subject to change based on the DOE's audit of Western's Title IV Programs to commence in January 1996.

STATE AUTHORIZATION

     UOP currently is authorized to operate in nine states and Puerto Rico. UOP has held these authorizations for periods ranging from three months to eighteen years. UOP's NCA accreditation is accepted as evidence of compliance with applicable state regulations in Arizona, Colorado, New Mexico, Nevada and Utah. Hawaii does not have authorization provisions for regionally accredited degree-granting institutions. California law, enacted in 1985, requires an on-site visit to all out-of-state accredited institutions of higher education every five years to determine if the institution is in compliance with the State of California regulations. All institutions, including UOP, that operate in California and are accredited by a regional accrediting association other than the Western Association of Schools and Colleges are required to be evaluated separately for authorization to operate. UOP was granted its most recent California authorization in 1989 and expects to renew its license by February 1996. All regionally accredited institutions, including UOP, are required to be evaluated separately for authorization to operate in Puerto Rico. UOP was granted its most recent authorization in Puerto Rico in 1990 and expects to renew its authorization in early 1996. IPD client institutions possess authorization to operate in all states in which they offer educational programs, which are subject to renewal. WIU is currently authorized to operate in Arizona and London, England.

     Certain states assert authority to regulate all degree-granting institutions if their educational programs are available to their residents, whether or not the institutions maintain a physical presence within those states. If a state were to establish grounds for asserting authority over telecommunicated learning, UOP may be required to obtain authorization for, or restrict access to, its programs available through Online(TM) in those states.

LOCATIONS

     UOP currently has campuses and learning centers located throughout nine states and Puerto Rico. The following is a current list of UOP main campuses, divisions and learning centers and the respective opening dates and enrollments as of November 30, 1995:

 MAIN CAMPUSES, DIVISIONS
           AND              FISCAL
   RESPECTIVE LEARNING       YEAR    ENROLLMENT
         CENTERS            OPENED   AT 11/30/95
--------------------------  ------   -----------
ARIZONA
Phoenix Campus............   1978        4,265
  Mesa....................   1986
  Northwest Phoenix.......   1990
  Scottsdale..............   1994
Tucson Campus.............   1983        1,655
  East Tucson.............   1993
  Fort Huachuca...........   1993
CALIFORNIA
Orange County
  (Fountain Valley)
     Campus...............   1981        5,638
  Diamond Bar.............   1992
  Edwards Air Force
     Base.................   1992
  Lawndale................   1992
  Van Nuys................   1990
  Pasadena................   1995
  Ontario.................   1995
  Gardena.................   1996
  Ventura.................   1996
San Jose Campus...........   1980        2,853
  San Ramon...............   1985
  San Francisco...........   1994
  Pleasanton..............   1995
Fresno Campus.............   1995           54
San Diego Campus..........   1989        1,439
  Vista...................   1994
  Chula Vista.............   1996
Sacramento Campus.........   1993          689
  Fairfield...............   1996
COLORADO
Denver Campus.............   1982        3,196
  Aurora..................   1988
  Colorado Springs........   1993
  Northglenn..............   1995
HAWAII
Honolulu Campus...........   1993          395
LOUISIANA
New Orleans Campus........   1996           13
MICHIGAN
Detroit (Southfield)
  Campus..................   1996           43
NEVADA
Las Vegas Campus..........   1994          425
  Nellis Air Force Base...   1993
NEW MEXICO
Albuquerque Campus........   1985        1,257
  Kirkland Air Force
     Base.................   1993
  Santa Fe................   1994
  Santa Teresa -- Las
     Cruces...............   1995
UTAH
Salt Lake City Campus.....   1984        1,627
  Ogden...................   1992
  Orem....................   1988
PUERTO RICO
Guaynabo Campus...........   1980        1,029
DISTANCE EDUCATION
Online(TM), San Francisco,
  CA(1)...................   1989        1,360
Center for Distance
  Education, Phoenix,
  AZ(2)...................   1989        1,201
                                        ------
Total UOP enrollment at
  November 30, 1995.......              27,139
                                        ======

---------------
(1) Programs are offered throughout the United States and internationally.

(2) Programs are offered in various states throughout the United States.

     IPD currently has contracts with 15 institutions that offer programs at 29 campuses and learning centers in Connecticut, Georgia, Illinois, Indiana, Kansas, Kentucky, Massachusetts, Minnesota, Mississippi, Missouri, North Carolina, Ohio, South Carolina, Texas, Virginia and Wisconsin.

     WIU currently offers its programs at four campuses and learning centers located in Phoenix, Fort Huachuca and Douglas, Arizona and through Thames Lea College in London, England.

PROPERTIES

     The Company leases all of its administrative and educational facilities. In some cases, classes are held in the facilities of the students' employers at no charge to the Company. Leases generally range from five to seven years; however, the Company attempts to secure longer leases if it is advantageous to do so. The Company also leases space from time-to-time on a short-term basis in order to provide specific courses or programs. The table below sets forth certain information as of November 30, 1995, with respect to properties leased by the Company in excess of 5,000 square feet:

             LOCATION                SQUARE
           (CITY/STATE)               FEET
-----------------------------------  -------
Phoenix, AZ........................  124,552
Phoenix, AZ........................   38,086
San Jose, CA.......................   37,876
Fountain Valley, CA................   34,545
San Diego, CA......................   33,097
Englewood, CO......................   32,000
Tucson, AZ.........................   30,000
Murray, UT.........................   30,000
Albuquerque, NM....................   23,400
Gardena, CA........................   23,077
Mesa, AZ...........................   22,450
Marietta, GA.......................   21,634
Overland Park, KS..................   21,210
San Francisco, CA..................   20,649
San Francisco, CA..................   20,324
Colorado Springs, CO...............   20,138
Pleasanton, CA.....................   18,560
Van Nuys, CA ......................   18,467
Sacramento, CA.....................   18,419
Costa Mesa, CA.....................   18,397
Aurora, CO.........................   16,807
Diamond Bar, CA....................   15,280
Ontario, CA........................   14,899
Lawndale, CA.......................   14,041
Quincy, MA.........................   12,863
Northglenn, CO.....................   11,971
Ogden, UT..........................   11,265
Crestview Hills, KY................   10,303
Phoenix, AZ........................   10,066
Charlotte, NC......................    9,898
Scottsdale, AZ.....................    9,588
Pasadena, CA.......................    9,376
Richmond, VA.......................    9,229
Vista, CA..........................    9,224
New Haven, CT......................    9,131
Guaynabo, PR.......................    9,000
Tucson, AZ.........................    7,708
Phoenix, AZ........................    7,617
Phoenix, AZ........................    6,120
Fresno, CA.........................    5,944
Las Vegas, NV......................    5,647
Overland Park, KS..................    5,625
San Ramon, CA......................    5,526
Vienna, VA.........................    5,508
Murray, UT.........................    5,340

     The lease on the Company's corporate headquarters, which includes the UOP Phoenix Main Campus, was renewed in December 1995 for another five year term. In December 1995, the Company acquired land for a purchase price of $2.9 million which it may use in the future for the possible relocation of its corporate headquarters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The Company's directors serve one year terms and are elected each year by the holders of the Company's Class B Common Stock. The following sets forth information as of November 30, 1995 concerning the Company's directors and executive officers:

                NAME              AGE                            POSITION
    ----------------------------  ---   ----------------------------------------------------------
    John G. Sperling, Ph.D......  74    Chairman of the Board and President
    William H. Gibbs............  45    Senior Vice President and Director
    Jerry F. Noble..............  53    Senior Vice President and Director
    John D. Murphy..............  49    Senior Vice President-Institutional Affairs and Director
    Peter V. Sperling...........  35    Vice President of Administration, Secretary and Treasurer
                                        and Director
    James W. Hoggatt............  38    Vice President of Finance and Chief Financial Officer
    Todd S. Nelson..............  36    Executive Vice President of UOP
    Dino D. DeConcini...........  61    Director
    J. Jorge Klor de Alva, J.D.,
      Ph.D. ....................  47    Director
    Thomas C. Weir..............  62    Director

     JOHN G. SPERLING, PH.D., is the founder, President and Chairman of the Board of Directors of the Company. Prior to his involvement with the Company, from 1961 to 1973, Dr. Sperling was a professor of Humanities at San Jose State University where he was the Director of the Right to Read Project and the Director of the NSF Cooperative College-School Science Program in Economics. At various times from 1955 to 1961, Dr. Sperling was a member of the faculty at the University of Maryland, Ohio State University and Northern Illinois University. Dr. Sperling received his Ph.D. from Cambridge University, an M.A. from the University of California at Berkeley and a B.A. from Reed College. Dr. Sperling is the father of Peter V. Sperling.

     WILLIAM H. GIBBS has been with the Company since 1980. Mr. Gibbs has been the President of UOP and a Senior Vice President of the Company since 1987. From 1985 to 1987, Mr. Gibbs was the President of Apollo Education Corporation ("AEC"). From 1980 to 1985, Mr. Gibbs held various positions with the Company, including Chief Financial Officer and faculty member. From 1975 to 1984, Mr. Gibbs was with the accounting firm of Price Waterhouse and, from 1982 to 1984, served as a management advisory manager. Mr. Gibbs currently serves as a director of the Arizona State Board of Private Post-Secondary Education and the Arizona Commission for Post-Secondary Education. Mr. Gibbs received his M.B.A. from the University of Illinois and his B.A. from Arizona State University. Mr. Gibbs is a Certified Public Accountant in the State of Arizona.

     JERRY F. NOBLE has been with the Company since 1981. Mr. Noble has been a Senior Vice President of the Company since 1987 and the President of IPD since 1984. From 1981 to 1987, Mr. Noble also was the controller of the Company. From 1977 to 1981, Mr. Noble was the corporate accounting manager for Southwest Forest Industries, a forest products company. Mr. Noble received his M.B.A. from UOP and his B.A. from the University of Montana. Mr. Noble is a Certified Public Accountant in the Commonwealth of Virginia.

     JOHN D. MURPHY has been with the Company since 1976. Mr. Murphy has been the Senior Vice President-Institutional Affairs since 1987. From 1981 to 1987, Mr. Murphy was the Vice President of Public Affairs of the Company. From 1991 to 1994 Mr. Murphy also served as Vice President-Academic Affairs of UOP. From 1972 to 1976, Mr. Murphy was an instructor at San Jose State University. Mr. Murphy is the founder and current Vice President of the Independent Colleges and Universities of Arizona and the founder and current Chairman of the Accredited Out-of-State Colleges and Universities of California. Mr. Murphy is a member of the Council for Private Post-Secondary and Vocational Education in California. Mr. Murphy received an M.A. from the University of San Francisco and a B.A. from San Jose State University.

     PETER V. SPERLING has been with the Company since 1983. Mr. Sperling has been the Vice President of Administration since 1992 and the Secretary and Treasurer of the Company since 1988. From 1987 to 1992, Mr. Sperling was the Director of Operations at AEC. From 1983 to 1987, Mr. Sperling was Director of Management Information Services of the Company. Mr. Sperling received his M.B.A. from UOP and his B.A. from the University of California at Santa Barbara. Mr. Sperling is the son of John G. Sperling.

     JAMES W. HOGGATT has been with the Company since 1986. Mr. Hoggatt has been the Vice President of Finance and Chief Financial Officer of the Company since 1990. From 1987 to 1990, Mr. Hoggatt was the Vice President-Controller of the Company. From 1986 to 1987, Mr. Hoggatt was the Director of Financial Reporting of the Company. From 1979 to 1986, Mr. Hoggatt was with the accounting firm of Price Waterhouse and, from 1984 to 1986, served as an audit manager. Mr. Hoggatt received a B.S. from Abilene Christian University. Mr. Hoggatt is a Certified Public Accountant in the State of Arizona.

     TODD S. NELSON has been with the Company since 1987. Mr. Nelson has been a Vice President of the Company since 1994 and the Executive Vice President of UOP since 1989. From 1987 to 1989, Mr. Nelson was the Director of UOP's Utah campus. From 1985 to 1987, Mr. Nelson was the General Manager at Amembal and Isom, a management training company. From 1984 to 1985, Mr. Nelson was a General Manager for Vickers & Company, a diversified holding company. From 1983 to 1984, Mr. Nelson was a Marketing Director at Summa Corporation, a recreational properties company. Mr. Nelson received an M.B.A. from the University of Nevada at Las Vegas and a B.S. from Brigham Young University. Mr. Nelson was a member of the faculty at University of Nevada at Las Vegas from 1983 to 1984.

     DINO J. DECONCINI has been a director of the Company since 1981. Mr. DeConcini is currently Executive Director, Savings Bonds Marketing Office, U.S. Department of the Treasury. From 1979 to 1995, Mr. DeConcini was a shareholder in DeConcini, McDonald, Brammer, Yetwin and Lacy, P.C., Attorneys at Law. From 1993 to 1995, Mr. DeConcini was a Vice President and Senior Associate of Project International Associates, Inc., an international business consulting firm. From 1991 to 1993 and 1980 to 1990, Mr. DeConcini was a Vice President and partner of Paul R. Gibson & Associates, an international business consulting firm.

     J. JORGE KLOR DE ALVA, J.D., PH.D., has been a director of the Company since 1991 and is a member of the Audit and Compensation Committees of the Board of Directors of the Company and is a director of UOP. Dr. Klor de Alva has been the Class of 1940 Professor of Comparative Ethnic Studies and Anthropology at the University of California at Berkeley since July 1994. From 1989 to 1994, Dr. Klor de Alva was a Professor of Anthropology at Princeton University. From 1984 to 1989, Dr. Klor de Alva was the Director of the Institute for Mesoamerican Studies at the State University of New York at Albany. From 1982 to 1989, Dr. Klor de Alva was also an Associate Professor of Anthropology and Latin American Studies at the State University of New York at Albany. From 1971 to 1982, Dr. Klor de Alva served at various times as associate professor, assistant professor or lecturer at San Jose State University, the University of California at Santa Cruz, Instituto de Investigaciones Historicas, Universidad Nacional Autonoma de Mexico and the University of California at Berkeley.

     THOMAS C. WEIR has been a director of the Company since 1983 and is a member of the Audit and Compensation Committees of the Board of Directors of the Company. During 1994, Mr. Weir became the President of Dependable Nurses, Inc., a provider of temporary nursing services, W.D. Enterprises, Inc., a financial services company and Dependable Personnel, Inc., a provider of temporary clerical personnel. In addition, Mr. Weir has been an independent financial consultant since 1990. From 1989 to 1990, Mr. Weir was President of Tucson Electric Power Company. From 1979 to 1987, Mr. Weir was Chairman and Chief Executive Officer of Home Federal Savings & Loan Association, Tucson, Arizona.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has two principal committees: (1) an Audit Committee comprised of J. Jorge Klor de Alva (Chairperson) and Thomas C. Weir and (2) a Compensation Committee comprised of Thomas C. Weir (Chairperson) and J. Jorge Klor de Alva.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of December 19, 1995, and as adjusted to reflect the sale of 2,750,000 shares of Class A Common Stock offered hereby, assuming that the Underwriters' over-allotment option is not exercised by: (i) each of the Company's directors; (ii) all directors and officers as a group and (iii) the Selling Shareholders. Except as otherwise indicated, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under applicable law or as otherwise noted below.


                                                                                                            CLASS B SHARES
                        CLASS A SHARES BENEFICIALLY       CLASS A SHARES          CLASS A SHARES          BENEFICIALLY OWNED
                        OWNED PRIOR TO THE OFFERING         TO BE SOLD          BENEFICIALLY OWNED         BEFORE AND AFTER
                                                         IN THE OFFERING        AFTER THE OFFERING           THE OFFERING
 NAME AND ADDRESS OF   -----------------------------     ----------------     ----------------------     ---------------------
 BENEFICIAL OWNER(1)     NUMBER          PERCENT              NUMBER            NUMBER       PERCENT     NUMBER        PERCENT
---------------------  ----------     --------------     ----------------     ----------     -------     -------       -------
John G. Sperling.....   5,993,096(2)(3)    27.7%             1,000,000(3)      4,993,096(3)    23.2%     243,081(12)     42.2%
Peter V. Sperling....   6,447,081(2)(4)    29.8              1,000,000(4)      5,447,081(4)    25.2%     232,068(13)     40.3
William H. Gibbs.....     661,857(5)        3.1                225,000(5)        436,857(5)     2.0%      27,950(14)      4.9
Jerry F. Noble.......     705,189(6)        3.3                225,000(6)        480,189(6)     2.2%      27,950          4.9
John D. Murphy.......     732,147(7)        3.4                225,000(7)        507,147(7)     2.3%      27,950          4.9
Dino J. DeConcini....      18,700(8)          *                     --            18,700(8)       *           --           --
J. Jorge Klor de
  Alva...............      20,000(9)          *                     --            20,000(9)       *           --           --
Thomas C. Weir.......      20,000(9)          *                     --            20,000(9)       *           --           --
Todd S. Nelson.......     243,288(10)       1.1                 75,000(10)       168,288(10)      *        8,385          1.5
Total for All
  Directors and
  Executive Officers
  as a Group (10
  persons)...........  14,159,916(11)      64.0%             2,750,000        11,409,916(11)   51.5%     575,769        100.0%


---------------
  *  Less than 1%.

 (1) The address of each of the listed shareholders, unless noted otherwise, is in care of Apollo Group, Inc., 4615 East Elwood Street, Phoenix, Arizona 85040.

 (2) Includes 828,438 shares held by the John Sperling 1994 Irrevocable Trust dated April 27, 1994 ("1994 Irrevocable Trust") for which Messrs. John and Peter Sperling are the co-trustees.

 (3) Includes 121,551 shares that Mr. John Sperling has the right to acquire within 60 days of the date of the table set forth above. If the Underwriters' over-allotment option is exercised, an additional 162,500 shares will be sold by the 1994 Irrevocable Trust for which Messrs. John and Peter Sperling serve as co-trustees and thereafter Mr. John Sperling will beneficially own 4,830,596 shares representing 22.3% of the total shares outstanding after the Offering.

 (4) Includes 73,664 shares that Mr. Peter Sperling has the right to acquire within 60 days of the date of the table set forth above. If the Underwriters' over-allotment option is exercised, an additional 162,500 shares will be sold by the 1994 Irrevocable Trust for which Messrs. John and Peter Sperling serve as co-trustees, and thereafter Mr. Peter Sperling will beneficially own 5,284,581 shares representing 24.5% of the total shares outstanding after the Offering.

 (5) Includes 72,484 shares that Mr. Gibbs has the right to acquire within 60 days of the date of the table set forth above. If the Underwriters' over-allotment option is exercised, an additional 75,000 shares will be sold by the Gibbs Family Trust dated July 14, 1994 for which Mr. Gibbs serves as trustee, and thereafter Mr. Gibbs will beneficially own 361,857 shares representing 1.7% of the total shares outstanding after the Offering.

 (6) Includes 79,192 shares that Mr. Noble has the right to acquire within 60 days of the date of the table set forth above. If the Underwriters' over-allotment option is exercised, an additional 75,000 shares will be sold by Jerry Noble, and thereafter Mr. Noble will beneficially own 405,189 shares representing 1.9% of the total shares outstanding after the Offering.

 (7) Includes 85,900 shares that Mr. Murphy has the right to acquire within 60 days of the date of the table set forth above. If the Underwriters' over-allotment option is exercised, an additional 75,000 shares will be sold by the Murphy 1993 Revocable Trust dated February 26, 1993 for which Mr. Murphy serves as trustee, and thereafter Mr. Murphy will beneficially own 432,147 shares representing 2.0% of the total shares outstanding after the Offering.

 (8) Includes 18,500 shares that Mr. DeConcini has the right to acquire within 60 days of the date of the table set forth above.

 (9) Includes 20,000 shares that Mr. Klor de Alva and Mr. Weir have the right to acquire within 60 days of the date of the table set forth above.

(10) Includes 73,664 shares that Mr. Nelson has the right to acquire within 60 days of the date of the table set forth above. If the Underwriters' over-allotment option is exercised, an additional 25,000 shares will be sold by Todd Nelson and thereafter Mr. Nelson will beneficially own 143,288 shares representing 0.7% of the total shares outstanding after the Offering.

(11) Includes 609,639 shares that the Directors and Executive Officers as a group have the right to acquire within 60 days of the date of the table set forth. If the Underwriters' over-allotment option is exercised, an additional 412,500 shares will be sold by the Directors and Officers as a group, and thereafter the Directors and Executive Officers as a group will beneficially own 10,997,416 shares representing 49.7% of the total shares outstanding after the Offering.

(12) Includes 243,080 shares held by the John G. Sperling Revocable Trust dated January 31, 1995.

(13) Includes 232,067 shares held by the Peter V. Sperling Revocable Trust dated January 31, 1995.

(14) Includes 27,949 shares held by the William H. Gibbs Revocable Trust dated March 8, 1995.

                            DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 65,000,000 shares of Class A Common Stock, no par value ("Class A Common Stock"); 3,000,000 shares of Class B Common Stock, no par value ("Class B Common Stock"); and 1,000,000 shares of preferred stock, no par value ("Preferred Stock").

CLASS A COMMON STOCK


     As of November 30, 1995, there were 21,527,299 shares of the Class A Common Stock outstanding. The holders of Class A Common Stock do not have any voting rights with respect to shares of the Class A Common Stock. The holders of the Class A Common Stock have no preemptive, subscription or additional conversion rights. Upon a liquidation or dissolution of the Company, holders of Class A Common Stock are entitled to share ratably with the holders of Class B Common Stock in any corporate assets remaining after the payment of all debts, subject to any preferential rights of any outstanding Preferred Stock. The Class A Common Stock is not subject to assessment or further calls, has no redemption provisions and is entitled only to such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy."


CLASS B COMMON STOCK


     As of November 30, 1995, there were 575,769 shares of the Class B Common Stock outstanding. The holders of Class B Common Stock are entitled to one vote for each share held of record on all matters on which shareholders are entitled to vote. The holders of the Class B Common Stock have no preemptive, subscription or additional conversion rights. Upon a liquidation or dissolution of the Company holders of Class B Common Stock are entitled to share ratably with the holders of Class A Common Stock in any corporate assets remaining after the payment of all debts, subject to any preferential rights of any outstanding Preferred Stock. The Class B Common Stock is not subject to assessment or further calls, has no redemption provisions and is entitled only to such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Each share of Class B Common Stock is freely convertible into one share of Class A Common Stock at the option of the Class B shareholder. All shares of Class B Common Stock will automatically convert to shares of Class A Common Stock (on a share-for-share basis) at such time as the number of shares of Class B Common Stock outstanding is less than 115,154, in which case holders of Class A Common Stock will be entitled to one vote per share (including the Class A Common Stock issued upon the conversion of the Class B Common Stock). No additional shares of Class B Common Stock may be issued by the Company except pursuant to a recapitalization or stock split. All of the Class B Common Stock is currently held by the Company's management and is subject to a Shareholders' Agreement, dated as of September 7, 1994 (the "Shareholders' Agreement"). Subject to the Shareholders' Agreement, shares of the Class B Common Stock must first be offered to the Company and then to the other holders of the Class B Common Stock before such shares may be transferred, except in the case of transfers to existing holders of Class B Common Stock, executive officers of the Company or to a trust created by a shareholder of Class B Common Stock. Upon transfer to any party, other than an existing holder of Class B Common Stock or a an executive officer of the Company, shares of Class B Common Stock must be converted to shares of Class A Common Stock (on a share-for-share basis). Upon the death of any holder of Class B Common Stock, that person's shares must be offered first to the Company and then to the other Class B shareholders at the then fair market value. In addition, parties to the Shareholders' Agreement agreed not to amend such agreement before December 5, 1999 without the prior consent of Smith Barney Inc.


PREFERRED STOCK

     The Board of Directors has the authority, without further action by the shareholders, to issue from time to time up to 1,000,000 shares of Preferred Stock in one or more series and to fix the number of shares, designations, voting powers, preferences, optional and other special rights and the restrictions or qualifications thereof. The rights, preferences, privileges and restrictions or qualifications of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Class A Common Stock or Class B Common Stock or could adversely affect the rights and powers, including voting rights, if applicable, of holders of Class A Common Stock or Class B Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company. As of the date of this Prospectus there are no shares of Preferred Stock outstanding. The Company has no present intention to issue any shares of Preferred Stock.

CERTAIN CHARTER PROVISIONS

     The Company's Articles of Incorporation limit personal liability of directors, to the Corporation or its shareholders, for monetary damages for breach of their fiduciary duty as a director except to the extent such limitation of liability is not permitted under Arizona law. Arizona law provides that the liability of a director may not be eliminated or limited for: (1) transactions in which a director receives a financial benefit to which the director is not entitled; (2) an intentional infliction of harm on the corporation or the shareholders; (3) liability for unlawful distributions in violation of Arizona law or the Articles of Incorporation or (4) an intentional violation of criminal law. In addition, the Company's Bylaws provide that the Company may indemnify any and all of its directors and officers, or former directors and officers, to the fullest extent permitted by law or by the Articles of Incorporation against claims and liabilities to which such persons may become subject. Arizona law generally provides that indemnification is permissible only when the director or officer acted in good faith and in a manner reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. Subject to that standard of care, indemnification is mandatory under Arizona law for "outside directors" as defined under Arizona law. The Company's outside directors are Messrs. DeConcini, Klor de Alva and Weir. Indemnification of directors is precluded in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in the director's official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Class A Common Stock is First Interstate Bank of California.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this Offering, the Company will have 21,547,900 shares of Class A Common Stock outstanding, all of which will be freely tradeable except: (1) 10,387,777 shares which are held by persons who are "affiliates" of the Company for purposes of Rule 144 and (2) all or any portion of the 412,500 shares held by the Selling Shareholders which are not sold to the Underwriters pursuant to their over-allotment option, which will continue to be "restricted securities" for purposes of Rule 144.



     In general, as Rule 144 currently provides, a person (or persons whose shares are aggregated) who has beneficially owned "restricted" shares for at least two years, including persons who may be deemed "affiliates" of the Company, as that term is defined under Rule 144, would be entitled to sell (in accordance with the provisions specified in the rule) within any three month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Class A Common Stock (approximately 215,479 shares immediately following the Offering) or the average weekly trading volume of each class of such shares in the over-the-counter market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). An "affiliate" of the Company may sell securities that are not "restricted" without regard to the period of beneficial ownership but subject to the volume limitations described above and other conditions of Rule 144, subject to restrictions on affiliates. A person who is not deemed an "affiliate" of the Company (and has not been for at least 90 days) and who has beneficially owned his or her shares for at least three years, would be entitled to sell such shares under Rule 144 without regard to the volume limitations described above, manner of sale provisions, notice requirements or availability of public information.


     All of the Company's officers and directors and the Selling Shareholders have agreed that they will not, without the prior written consent of Smith Barney Inc., sell, offer, contract to sell, or otherwise dispose of, any shares of Class A Common Stock or any other securities convertible into or exercisable or exchangeable for Class A Common Stock for a period of 180 days after the date of this Prospectus. See "Underwriting" and "Principal and Selling Shareholders."

     No prediction can be made of the effect, if any, that sales of share or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, sales by the existing shareholders of substantial amounts of the Class A Common Stock in the public market could adversely affect prevailing market conditions.

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each Underwriter named below (the "Underwriters") has severally agreed to purchase, and the Selling Shareholders have agreed to sell to such Underwriter, the number of shares of Class A Common Stock set forth opposite the name of such Underwriter.

                                               NUMBER
                UNDERWRITER                   OF SHARES
--------------------------------------------  ---------
Smith Barney Inc............................    606,668
Alex. Brown & Sons Incorporated.............    606,666
Montgomery Securities.......................    606,666
Barrington Research Associates, Inc.........     35,000
Bear, Stearns & Co. Inc. ...................     55,000
CS First Boston Corporation.................     55,000
The Chicago Corporation.....................     35,000
Dain Bosworth Incorporated..................     35,000
Donaldson, Lufkin & Jenrette
  Securities Corporation....................     55,000
Fahnestock & Co. Inc........................     35,000
Gabelli & Company, Inc......................     35,000
Janney Montgomery Scott Inc.................     35,000

                                               NUMBER
                UNDERWRITER                   OF SHARES
--------------------------------------------  ---------
Legg Mason Wood Walker, Incorporated........     35,000
Lehman Brothers Inc.........................     55,000
McDonald & Company Securities, Inc..........     35,000
Morgan Stanley & Co. Incorporated...........     55,000
Oppenheimer & Co., Inc......................     55,000
PaineWebber Incorporated....................     55,000
Piper Jaffray Inc...........................     35,000
Principal Financial Securities, Inc.........     35,000
Prudential Securities Incorporated..........     55,000
Rauscher Pierce Refsnes, Inc................     35,000
Rodman & Renshaw, Inc. .....................     35,000
Sutro & Co. Incorporated....................     35,000
Wheat, First Securities, Inc. ..............     35,000
                                              ---------
  TOTAL.....................................  2,750,000
                                               ========


     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Class A Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.


     The Underwriters, for whom Smith Barney Inc., Alex. Brown & Sons Incorporated and Montgomery Securities are acting as the Representatives, propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which represents a concession not in excess of $.98 per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain other dealers.


     The Selling Shareholders have granted to the Underwriters an option, exercisable for thirty days from the date of this Prospectus, to purchase up to 412,500 additional shares of Class A Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     The Company, its officers and directors and the Selling Shareholders have agreed that, for a period of 180 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Class A Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for, Class A Common Stock of the Company.

     The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The rules of the Securities and Exchange Commission ("Commission") generally prohibit the Underwriters from making a market in the Class A Common Stock during the two business days prior to commencement of sales in this Offering (the "Cooling Off Period"). The Commission has, however, adopted Rule 10b-6A of the Exchange Act ("Rule 10b-6A"), which provides an exemption from such prohibition for certain passive market making transactions. Such passive market making transactions must comply with applicable price and volume limits and must be identified as passive market making transactions. In general, pursuant to Rule 10b-6A, a passive market maker must display its bid for a security at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Further, net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker's average daily trading volume in a security during a specified prior period and must be discontinued when such limit is reached. Pursuant to the exemption provided by Rule 10b-6A, certain of the Underwriters may engage in passive market making in the Class A Common Stock during the Cooling Off Period. Passive market making may stabilize the market price of the Class A Common Stock at a level above that which might otherwise prevail, and if commenced, may be discontinued at any time.


                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Selling Shareholders by Snell & Wilmer L.L.P. Certain legal matters relating to the Offering will be passed upon for the Underwriters by O'Melveny & Myers. As to matters of Arizona law, O'Melveny & Myers will rely on the opinion of Snell & Wilmer L.L.P.

                                    EXPERTS

     The consolidated financial statements as of August 31, 1995 and 1994 and for each of the three years in the period ended August 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, information statements and other information with the Commission. The reports, information statements and other information filed by the Company with the Commission can be inspected and copied at the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such information can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Class A Common Stock is listed on Nasdaq and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act. As permitted by the rules and regulations of the Commission, this Prospectus omits certain of the information contained in the Registration Statement and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of any documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company with the Commission and are hereby incorporated by reference into this Prospectus: (1) Annual Report on Form 10-K for the fiscal year ended August 31, 1995; (2) the Quarterly Report on Form 10-Q for the quarter ended November 30, 1995 and (3) the description of the Class A Common Stock contained in the Company's Registration Statement on Form 8-A/A1 filed with the Commission pursuant to Section 12(g) of the Exchange Act. All other documents and reports filed pursuant to Sections 13, 14 or 15(d) of the Exchange Act (except information included in any such document in response to Items 402(i), 402(k) or 402(l) of Regulation S-K under the Securities Act) from the date of this Prospectus and prior to the termination of this offering of the securities shall be deemed to be incorporated by reference herein and shall be deemed to be a part hereof from the date of the filing of such reports and documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in the document which this Prospectus incorporates). Requests should be directed to Mr. James W. Hoggatt, Vice President of Finance and Chief Financial Officer, Apollo Group, Inc., 4615 East Elwood Street, Phoenix, Arizona 85040, telephone number (602) 966-5394.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Report of Independent Accountants.....................................................  F-2
Consolidated Statement of Operations..................................................  F-3
Consolidated Balance Sheet............................................................  F-4
Consolidated Statement of Changes in Shareholders' Equity.............................  F-5
Consolidated Statement of Cash Flows..................................................  F-6
Notes to Consolidated Financial Statements............................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Apollo Group, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Apollo Group, Inc. and its subsidiaries at August 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Apollo Group, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
Phoenix, Arizona
October 12, 1995

                      APOLLO GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                    (In thousands, except per share amounts)

                                                                               THREE MONTHS ENDED
                                              YEAR ENDED AUGUST 31,               NOVEMBER 30,
                                        ---------------------------------      -------------------
                                         1993         1994         1995         1994        1995
                                        -------     --------     --------      -------     -------
                                                                                   (UNAUDITED)
NET REVENUES..........................  $97,545     $124,720     $163,429      $36,465     $49,727
                                        -------     --------     --------      -------     -------
COSTS AND EXPENSES:
  Instruction costs and services......   65,319       81,313      102,122       23,418      29,959
  Selling and promotional.............   15,812       17,918       21,016        4,987       6,328
  General and administrative..........   14,402       17,194       18,462        3,855       5,595
                                        -------     --------     --------      -------     -------
                                         95,533      116,425      141,600       32,260      41,882
                                        -------     --------     --------      -------     -------
Income before income taxes............    2,012        8,295       21,829        4,205       7,845
Less provision for income taxes.......      869        3,383        9,229        1,661       3,256
                                        -------     --------     --------      -------     -------
NET INCOME............................  $ 1,143     $  4,912     $ 12,600      $ 2,544     $ 4,589
                                        =======     ========     ========      =======     =======
NET INCOME PER SHARE..................  $   .08     $    .32     $    .62      $   .17     $   .20
                                        =======     ========     ========      =======     =======
WEIGHTED AVERAGE SHARES OUTSTANDING...   15,136       15,281       20,485       15,281      22,504

  The accompanying notes are an integral part of these consolidated financial statements.

                      APOLLO GROUP, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                             (Dollars in thousands)

                                                                 AUGUST 31,
                                                            --------------------     NOVEMBER 30,
                                                             1994         1995           1995
                                                            -------     --------     ------------
                                                                                     (UNAUDITED)
ASSETS:
CURRENT ASSETS --
  Cash and cash equivalents...............................  $ 4,722     $ 50,726       $ 52,609
  Restricted cash.........................................    8,094       11,875         10,797
  Receivables, net........................................   14,236       15,883         17,386
  Inventory...............................................    2,656        2,723          2,813
  Deferred tax asset, net.................................    1,321        2,352          3,088
  Prepaids and other current assets.......................      864          485            851
                                                            -------     --------       --------
TOTAL CURRENT ASSETS......................................   31,893       84,044         87,544
Property and equipment, net...............................    6,799       13,390         14,843
Educational program production costs, net.................    1,914        1,963          1,945
Deferred tax asset, net...................................      306
Other assets..............................................    2,726        2,735          4,144
                                                            -------     --------       --------
TOTAL ASSETS..............................................  $43,638     $102,132       $108,476
                                                            =======     ========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY:
CURRENT LIABILITIES --
  Current portion of long-term liabilities................  $   183     $    118       $    118
  Accounts payable........................................    5,325        6,261          3,569
  Other accrued liabilities...............................    6,840        9,962         10,424
  Income taxes payable....................................      310           96          3,617
  Student deposits and deferred tuition...................   22,232       28,628         28,409
                                                            -------     --------       --------
TOTAL CURRENT LIABILITIES.................................   34,890       45,065         46,137
                                                            -------     --------       --------
Long-term liabilities, less current portion...............    1,347        1,201          1,723
                                                            -------     --------       --------
Deferred tax liability, net...............................                   514            303
                                                            -------     --------       --------
Commitments and contingencies.............................       --           --             --
                                                            -------     --------       --------
SHAREHOLDERS' EQUITY --
  Preferred stock, no par value, 1,000,000 shares
     authorized, none issued..............................       --           --             --
  Class A nonvoting common stock, no par value, 65,000,000
     shares authorized; 14,394,000 and 21,492,000 issued
     and outstanding at August 31, 1994 and 1995,
     respectively, and 21,527,000 issued and outstanding
     at November 30, 1995.................................        9           18             28
  Class B voting common stock, no par value, 3,000,000
     shares authorized; 576,000 issued and outstanding....        1            1              1
  Additional paid-in capital..............................    1,982       37,378         37,740
  Retained earnings.......................................    5,409       17,955         22,544
                                                            -------     --------       --------
TOTAL SHAREHOLDERS' EQUITY................................    7,401       55,352         60,313
                                                            -------     --------       --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY................  $43,638     $102,132       $108,476
                                                            =======     ========       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                      APOLLO GROUP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (In thousands)


                                                                COMMON STOCK
                                             ---------------------------------------------------
                                                                   CLASS A
                                                 COMMON           NONVOTING      CLASS B VOTING
                                             ---------------   ---------------   ---------------   ADDITIONAL   RETAINED
                                                      STATED            STATED            STATED    PAID-IN     EARNINGS
                                             SHARES   VALUE    SHARES   VALUE    SHARES   VALUE     CAPITAL     (DEFICIT)
                                             ------   ------   ------   ------   ------   ------   ----------   --------
BALANCE AT AUGUST 31, 1992.................   1,118    $ 10        --    $ --       --     $ --     $     32    $   (646)
New issue..................................      34                                                       81
Net income.................................                                                                        1,143
                                             ------     ---    ------     ---      ---      ----     -------     -------
BALANCE AT AUGUST 31, 1993.................   1,152      10        --      --       --       --          113         497
Recapitalization:
  6,909 shares of Class A Common Stock
     and 576 shares of Class B Common
     Stock issued in exchange for
     1,152 shares of common stock..........  (1,152)    (10)    6,909       9      576        1
Grant of stock options.....................                                                            1,869
Net income.................................                                                                        4,912
                                             ------     ---    ------     ---      ---      ----     -------     -------
BALANCE AT AUGUST 31, 1994.................      --      --     6,909       9      576        1        1,982       5,409
Stock issued by public offering............                     3,516       4                         34,854
Stock issued under stock purchase plans....                        29                                    388
Stock issued under stock option plans......                        12                                     97
Stock canceled under stock option plans....                        (3)                                   (22)        (54)
4-for-3 stock split........................                     3,673       5                             (5)
Tax benefit related to stock options
  exercised................................                                                               84
Net income.................................                                                                       12,600
                                             ------     ---    ------     ---      ---      ----     -------     -------
BALANCE AT AUGUST 31, 1995.................      --      --    14,136      18      576        1       37,378      17,955
3-for-2 stock split........................                     7,356      10                            (10)
Stock issued under stock purchase plans....                        13                                    201
Stock issued under stock option plans......                        22                                     39
Tax benefit related to stock options
  exercised................................                                                              132
Net income.................................                                                                        4,589
                                             ------     ---    ------     ---      ---      ----     -------     -------
BALANCE AT NOVEMBER 30, 1995 (UNAUDITED)...      --    $ --    21,527    $ 28      576     $  1     $ 37,740    $ 22,544
                                             ======     ===    ======     ===      ===      ====     =======     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                      APOLLO GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (In thousands)

                                                                                        THREE MONTHS ENDED
                                                     YEAR ENDED AUGUST 31,                 NOVEMBER 30,
                                              ------------------------------------     ---------------------
                                                1993         1994          1995          1994         1995
                                              --------     ---------     ---------     --------     --------
                                                                                            (UNAUDITED)
NET CASH RECEIVED FROM (USED FOR) OPERATING
  ACTIVITIES:
  Cash received from customers..............  $ 96,787     $ 117,187     $ 159,349     $ 34,578     $ 46,155
  Cash paid to employees and suppliers......   (90,460)     (105,858)     (129,442)     (32,239)     (41,522)
  Interest received.........................        95           280         2,207          132          692
  Interest paid.............................      (279)         (153)          (96)         (16)         (20)
  Net income taxes received (paid)..........        78        (4,962)       (9,692)        (689)        (546)
                                              --------     ---------     ---------     ---------    ---------
  Net cash received from operating
     activities.............................     6,221         6,494        22,326        1,766        4,759
                                              --------     ---------     ---------     ---------    ---------
NET CASH RECEIVED FROM (USED FOR) INVESTING
  ACTIVITIES:
  Purchase of property and equipment........    (2,547)       (4,724)       (9,944)      (2,052)      (2,357)
  Additions to educational program
     production costs.......................    (1,527)       (1,380)       (1,548)        (261)        (307)
  Decrease in notes receivable..............       145
  Cash paid at acquisition of Western, net
     of cash acquired.......................                                                            (584)
                                              --------     ---------     ---------     ---------    ---------
  Net cash used for investing activities....    (3,929)       (6,104)      (11,492)      (2,313)      (3,248)
                                              --------     ---------     ---------     ---------    ---------
NET CASH RECEIVED FROM (USED FOR) FINANCING
  ACTIVITIES:
  Borrowings on line of credit..............    12,875        11,190
  Repayments of borrowings on line of
     credit.................................   (13,075)      (11,190)
  Proceeds from sale-leaseback of assets....                   2,401
  Principal payments on long-term debt......      (632)         (912)         (181)         (10)
  Issuance of stock.........................        81                      35,321                       240
  Retirement of stock.......................                                   (54)
  Tax benefits related to exercise of
     options................................                                    84                       132
                                              --------     ---------     ---------     ---------    ---------
  Net cash received from (used for)
     financing activities...................      (751)        1,489        35,170          (10)         372
                                              --------     ---------     ---------     ---------    ---------
Net increase (decrease) in cash and cash
  equivalents...............................     1,541         1,879        46,004         (557)       1,883
Cash and cash equivalents, beginning of
  period....................................     1,302         2,843         4,722        4,722       50,726
                                              --------     ---------     ---------     ---------    ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD....  $  2,843     $   4,722     $  50,726     $  4,165     $ 52,609
                                              ========     =========     =========     =========    =========

  The accompanying notes are an integral part of these consolidated financial statements.

                      APOLLO GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  INFORMATION AS OF AND FOR THE PERIODS ENDED
                    NOVEMBER 30, 1994 AND 1995 IS UNAUDITED

NOTE 1.  NATURE OF OPERATIONS

     Apollo Group, Inc. ("Apollo" or the "Company"), through its subsidiaries The University of Phoenix, Inc. ("UOP"), the Institute for Professional Development ("IPD") and Western International University, Inc. ("WIU"), is a leading provider of higher education programs for working adults. The Company's fiscal year is from September 1 to August 31. Unless otherwise stated, references to the years 1993, 1994 and 1995 relate to the fiscal years ended August 31, 1993, 1994 and 1995, respectively.

     UOP is a regionally accredited, private institution of higher education offering bachelor's and master's degree programs in business, management, computer information systems, education and health care. UOP currently has 45 campuses and learning centers located in Arizona, California, Colorado, Hawaii, Louisiana, Michigan, Nevada, New Mexico, Utah and Puerto Rico. UOP also offers its educational programs nationally and internationally through OnlineTM, its computerized educational delivery system wherever there is adequate phone service or access to CompuServe(R) or the Internet. UOP is accredited by the Commission on Institutions of Higher Education of the North Central Association of Colleges and Schools ("NCA").

     IPD provides program development and management services under long-term contracts to 15 regionally accredited private colleges and universities. IPD is currently operating in 16 states.

     WIU was acquired on September 1, 1995. See Note 3.

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Apollo and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

     USE OF ESTIMATES. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     CASH AND CASH EQUIVALENTS. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The carrying value of cash, cash equivalents and restricted cash approximates fair value due to the short-term maturities of these instruments.

     RESTRICTED CASH. The U.S. Department of Education (the "DOE") requires that Title IV Program funds collected for unbilled tuition be kept in a separate cash or cash equivalent account until the students are billed for that portion of their program. In addition, all Title IV Program funds transferred to the Company through electronic funds transfer are subject to certain holding period restrictions. These funds generally remain in these separate accounts for an average of 60-75 days from date of collection. Restricted cash is excluded from cash received from operating activities in the Consolidated Statement of Cash Flows until the cash is transferred from these restricted accounts to the Company's operating accounts. The Company's restricted cash is invested in U.S. Treasury backed securities with maturities of ninety days or less.

     REVENUES, RECEIVABLES AND RELATED LIABILITIES. The Company's educational programs range in length from one-day seminars to degree programs lasting up to 46 months. Long-term programs are billed in blocks of time ranging in length from five weeks to three months. Seminars and other shorter term programs are usually billed in one installment. Billings occur when the student first attends a session resulting in the recording of a receivable and a deferred tuition revenue liability for the amount billed. The deferred tuition revenue liability is recognized into income pro rata over the period of instruction. If a student withdraws from a course or program, the unearned portion of the program that the student has paid for is refunded, generally on a pro rata basis. Because most of the Company's educational programs are billed in short blocks of time ranging from

                      APOLLO GROUP, INC. AND SUBSIDIARIES

                  INFORMATION AS OF AND FOR THE PERIODS ENDED
                    NOVEMBER 30, 1994 AND 1995 IS UNAUDITED

five to six weeks, most of the deferred tuition revenue liability at the end of each period will be recognized into income within five to six weeks following the end of that period.

     Student deposits consist of payments made in advance of billings. As the student is billed, the student deposit is applied against the resulting student receivable.

     The Company does not record the unbilled portion of educational programs for existing students because the students are not usually financially obligated for the unbilled portion. A majority of these students do, however, remain in their programs until completion.

     Receivables consist of the following, in thousands:

                                                             AUGUST 31,
                                                         -------------------     NOVEMBER 30,
                                                          1994        1995           1995
                                                         -------     -------     ------------
    Trade receivables..................................  $15,678     $17,991       $ 20,561
    Interest receivable................................                  208            261
    Income tax receivable..............................       15         137
                                                         -------     -------        -------
                                                          15,693      18,336         20,822
    Less allowance for doubtful accounts...............   (1,457)     (2,453)        (3,436)
                                                         -------     -------        -------
              Total receivables, net...................  $14,236     $15,883       $ 17,386
                                                         =======     =======        =======

     Bad debt expense was $1.1 million, $1.8 million and $1.8 million for 1993, 1994 and 1995, respectively.

     Student deposits and deferred tuition consist of the following, in thousands:

                                                             AUGUST 31,
                                                         -------------------     NOVEMBER 30,
                                                          1994        1995           1995
                                                         -------     -------     ------------
    Student deposits...................................  $12,689     $17,756       $ 17,616
    Deferred tuition revenue...........................    9,543      10,872         10,793
                                                         -------     -------        -------
              Total student deposits and deferred
                tuition................................  $22,232     $28,628       $ 28,409
                                                         =======     =======        =======

     The carrying value of the student deposit liabilities approximates fair value due to the short-term nature of these instruments.

     INVENTORY. Inventory consists primarily of curriculum materials. Inventories are stated at the lower of cost, determined using the FIFO (first-in, first-out) method, or market.

     PROPERTY AND EQUIPMENT. Property and equipment is recorded at cost less accumulated depreciation. The Company capitalizes the cost of software used for internal operations once technological feasibility of the software has been demonstrated. Such costs consist primarily of custom-developed and packaged software and the direct labor costs of internally developed software. Depreciation is provided on all buildings, furniture, equipment and related software using the straight-line method over the estimated useful lives of the related assets which range from three to seven years, except software which is depreciated over three to five years and buildings which are depreciated over 30 years. Leasehold improvements and capital lease assets are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the related assets. Depreciation and amortization expense was $1.8 million, $2.0 million and $2.8 million for 1993, 1994 and 1995, respectively. Maintenance and repairs are expensed as incurred.

     EDUCATIONAL PROGRAM PRODUCTION COSTS. Direct costs incurred in the original production of, and improvements to, educational courses are capitalized, then recognized as expense using the 150% declining balance method over a three-year period beginning in the month the courses are placed in service. Courses are

                      APOLLO GROUP, INC. AND SUBSIDIARIES

                  INFORMATION AS OF AND FOR THE PERIODS ENDED
                    NOVEMBER 30, 1994 AND 1995 IS UNAUDITED

generally placed in service within four to six months after the program production commences. These direct costs primarily include contract-based curriculum development, salaries and wages for staff directly engaged in the development process and the costs of royalties and reprint permissions. Any unamortized cost is charged to expense whenever a course or program is discontinued. From 1993 through 1995, less than 4% of these courses were discontinued within three years of being placed in service. Indirect costs related to the curriculum development process, such as space rent and supplies, are expensed as incurred. Amortization expense was $1.1 million, $1.4 million and $1.4 million for 1993, 1994 and 1995, respectively.

     GOODWILL AND OTHER INTANGIBLE ASSETS. Goodwill and other intangible assets consist primarily of the excess of costs over the fair value of the assets acquired from Western. These assets are being amortized on a straight-line basis over the estimated life of 15 years.

     DEFERRED RENTAL PAYMENTS AND DEPOSITS. The Company records rent expense using the straight-line method over the term of the lease agreement. Accordingly, deferred rental payment liabilities are provided for lease agreements that specify scheduled rent increases over the lease term and rental deposits are provided for lease agreements that specify payments in advance or scheduled rent decreases over the lease term.

     DEFERRED COMPENSATION AGREEMENTS. The Company has various deferred compensation agreements with individuals that are accounted for individually on an accrual basis in accordance with the terms of the underlying contract. The expected future benefits are accrued over the period of service required to be rendered in exchange for the benefits. All individuals covered by deferred compensation agreements were fully eligible to receive the benefits at the contract date and as a result, the deferred compensation liability reflects the present value of all future benefits expected to be paid, as determined at the contract date.

     SELLING AND PROMOTIONAL COSTS. The Company expenses selling and promotional costs as incurred. Selling and promotional costs include marketing salaries, direct-response and other advertising, promotional materials and related marketing costs. Direct-response advertising is not presently capitalized because all the criteria of Statement of Position 93-7, "Reporting on Advertising Costs," were not satisfied.

     STARTUP COSTS. Costs related to the startup of new campuses and learning centers are expensed as incurred.

     NON-OPERATING INCOME AND EXPENSE. Interest income is included in net revenues and totaled $84,000, $280,000 and $2.4 million for 1993, 1994 and 1995, respectively. For the three-month period ended November 30, 1994 and 1995, interest income totaled $141,000 and $745,000, respectively. Interest expense, including the imputed interest on deferred compensation agreements, is expensed as incurred. Interest expense totaled $255,000, $153,000 and $96,000 for 1993, 1994 and 1995, respectively.

     INCOME TAXES. Deferred income taxes have been provided for all significant temporary differences. These temporary differences arise principally from compensation not yet deductible for tax purposes, limitations on bad debt deductions for tax purposes, capitalization of educational program production costs for financial reporting purposes, loss reserves not deductible for tax purposes and the use of accelerated depreciation methods.

     When options granted under the Company's stock option plans are exercised, the Company receives a tax deduction related to the difference between the market value of its Class A Common Stock at the date of exercise and the sum of the exercise price and any compensation expense recognized for financial reporting purposes. The tax benefit resulting from this tax deduction is reflected as a decrease in the Company's income tax liability and an increase to additional paid-in capital.

     RECAPITALIZATION AND STOCK SPLITS. In June 1994, the Company issued six shares of Class A Common Stock and .5 shares of Class B Common Stock in exchange for each share of common stock outstanding at

                      APOLLO GROUP, INC. AND SUBSIDIARIES

                  INFORMATION AS OF AND FOR THE PERIODS ENDED
                    NOVEMBER 30, 1994 AND 1995 IS UNAUDITED

that date. In September 1994, the Company's Class A and Class B Common Stock underwent a 1.118 to 1 stock split. On March 24, 1995, the Board of Directors authorized a 4-for-3 stock split, effected in the form of a stock dividend of
 1/3 additional shares of Class A Common Stock for each share of Class A or Class B Common Stock owned by shareholders of record on April 7, 1995, to be distributed on April 28, 1995. On August 25, 1995, the Board of Directors authorized a 3-for-2 stock split, effected in the form of a stock dividend of
 1/2 additional shares of Class A Common Stock for each share of Class A or Class B Common Stock owned by shareholders of record on September 8, 1995, to be distributed on September 22, 1995.

     The June 1994 recapitalization and the three subsequent stock splits have been given retroactive recognition in each period presented in the accompanying consolidated financial statements.

     EARNINGS PER SHARE. Net income per share is computed using the weighted average number of Class A and Class B common and common equivalent shares outstanding during the period after giving retroactive effect to the recapitalization and stock splits described above. Shares subject to stock options issued during the 12-month period prior to the initial public offering are considered common equivalent shares for all periods prior to the initial public offering, pursuant to the requirements of the Securities and Exchange Commission (the "SEC"). The amount of any tax benefit to be credited to capital related to the exercise of options is included when applying the treasury stock method to stock options in the computation of earnings per share. The exercise of outstanding stock options would not result in a material dilution of earnings per share.

     RECLASSIFICATIONS. Certain amounts reported for the year ended August 31, 1994 and 1995 have been reclassified to conform to the current presentation, having no effect on net income.

NOTE 3.  ACQUISITION OF CERTAIN ASSETS OF WESTERN INTERNATIONAL UNIVERSITY

     Effective September 1, 1995, the Company completed the acquisition of certain assets of Western International University ("Western"). Western was a private non-profit educational institution incorporated in 1978 that was accredited by NCA. The Company formed a new wholly-owned subsidiary called Western International University, Inc. ("WIU") as the holding company for the net assets acquired from Western. WIU acquired accounts receivable, notes receivable, furniture, fixtures, equipment, certain contracts and student agreements, copyrights, trademarks, securities, cash, goodwill and certain other assets of Western. In exchange, WIU paid Western $237,000 in cash, including amounts advanced to Western prior to the closing, and assumed an additional $1.8 million in liabilities. The liabilities consisted of $1.3 million of current liabilities, $393,000 of which was paid on the acquisition date, and $503,000 of long-term debt. WIU assumed the Title IV liabilities of Western in the estimated amount of $210,000. This amount and the goodwill recorded related to the acquisition is subject to change based on the DOE's audit of Western's Title IV Programs to commence in January 1996. The excess of costs over the fair value of the assets acquired was $1.6 million and will be amortized on a straight-line basis over fifteen years.

     WIU has received approval to operate under new ownership by the Arizona State Board for Post-Secondary Education and has received approval from NCA for the transfer of accreditation to WIU. WIU has applied with the DOE to resume participation in Title IV programs. Prior to obtaining approval from the DOE, WIU will not be able to disburse funds awarded by Western or process new Title IV financial aid.

     The acquisition was accounted for under the purchase method and, accordingly, the results of operations related to this new subsidiary are included with those of the Company for periods subsequent to the date of acquisition. Results of operations for periods prior to the acquisition were immaterial. Western had consolidated net revenues of $4.3 million and pretax income of $216,000 for the year ended August 31, 1995.

                      APOLLO GROUP, INC. AND SUBSIDIARIES

                  INFORMATION AS OF AND FOR THE PERIODS ENDED
                    NOVEMBER 30, 1994 AND 1995 IS UNAUDITED

NOTE 4.  DISCONTINUED TECHNICAL TRAINING SCHOOLS

     In March 1992, the Company adopted a plan to discontinue the operations of its technical training schools. The operations of these schools were phased out over the period from March 1992 through October 1992. Pretax losses related to the operations of the technical training schools were $265,000 in 1993.

NOTE 5.  FINANCIAL AID PROGRAMS

     Approximately 50%-60% of the Company's net revenues was received from students who participated in government-sponsored financial aid programs under Title IV of the Higher Education Act of 1965, as amended. These financial aid programs consist generally of: (1) guaranteed student loans that are issued directly to the students and are non-recourse to the Company and (2) direct grants to students. Annually, the DOE publishes the default rates of students participating in the FFEL programs.

     The latest student default rates as reported by the DOE for these guaranteed student loans are as follows:

                                                                       FOR LOANS ENTERING
                                                                      REPAYMENT DURING THE
                                                                     DOE FISCAL YEAR ENDED
                                                                         SEPTEMBER 30,
                                                                     ----------------------
                                                                     1990     1991     1992
                                                                     ----     ----     ----
    Students attending:
      UOP campuses.................................................   2.6%     3.5%     5.0%
      IPD client institutions......................................   4.1%     5.6%     5.3%
      Western campuses.............................................   7.0%     7.4%     4.7%
    National average...............................................  22.4%    17.8%    15.0%

NOTE 6.  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following, in thousands:

                                                             AUGUST 31,
                                                         -------------------     NOVEMBER 30,
                                                          1994        1995           1995
                                                         -------     -------     ------------
    Land...............................................  $   125     $   125       $    125
    Buildings..........................................      225         225            225
    Furniture and equipment............................    9,088      16,494         18,369
    Software...........................................    3,084       3,196          3,392
    Capitalized equipment leases.......................      377
    Leasehold improvements.............................    1,188       1,032          1,132
                                                         -------     -------        -------
                                                          14,087      21,072         23,243
    Less accumulated depreciation......................   (7,059)     (7,682)        (8,400)
    Less accumulated amortization of capitalized
      equipment leases.................................     (229)
                                                         -------     -------        -------
              Property and equipment, net..............  $ 6,799     $13,390       $ 14,843
                                                         =======     =======        =======

     During 1994, the Company sold furniture and equipment under a sale-leaseback arrangement. The assets were sold for $2.4 million in cash, resulting in a $351,000 gain that is being recognized pro rata over the term of the related operating lease. In 1994 and 1995, the Company recognized a gain of $88,000 and $117,000, respectively. In addition, the Company sold a house located on leased land to the Company's Secretary and Treasurer for $140,000 in 1994. The book value of the building and related improvements, net of accumulated

                      APOLLO GROUP, INC. AND SUBSIDIARIES

                  INFORMATION AS OF AND FOR THE PERIODS ENDED
                    NOVEMBER 30, 1994 AND 1995 IS UNAUDITED

depreciation, was $148,000. The Company believes that the terms of this sale were as favorable as could have been obtained from an unaffiliated party.

NOTE 7.  EDUCATIONAL PROGRAM PRODUCTION COSTS

     Educational program production costs consist of the following, in thousands:

                                                             AUGUST 31,
                                                         -------------------     NOVEMBER 30,
                                                          1994        1995           1995
                                                         -------     -------     ------------
    Educational program production costs...............  $ 6,823     $ 7,722       $  8,004
    Less accumulated amortization......................   (4,909)     (5,759)        (6,059)
                                                         -------     -------        -------
              Educational program production costs,
                net....................................  $ 1,914     $ 1,963       $  1,945
                                                         =======     =======        =======

     The net effect on pre-tax income of the capitalization and amortization of educational program production costs amounts to an increase of $429,000 in 1993, a decrease of $36,000 in 1994 and an increase of $49,000 in 1995.

NOTE 8.  DEPOSITS AND OTHER ASSETS

     Deposits and other assets consist of the following, in thousands:

                                                              AUGUST 31,
                                                           -----------------     NOVEMBER 30,
                                                            1994       1995          1995
                                                           ------     ------     ------------
    Goodwill and other intangible assets, net............  $  257     $  494        $2,062
    Land held for sale...................................   1,414      1,310         1,183
    Rental deposits......................................     540        493           693
    Other deposits.......................................     515        438           206
                                                           -------    -------      -------
              Total other assets.........................  $2,726     $2,735        $4,144
                                                           =======    =======      =======

     Goodwill and other intangible assets consist primarily of the excess of costs over the fair value of the assets acquired from Western. Land held for sale consists of approximately 105 acres of undeveloped land located in Santa Cruz County, California, a substantial portion of which was acquired from a related party in 1991. As a result of poor market conditions in Northern California, the Company recorded a $638,000 writedown in 1993 ($359,000 after related tax benefit), a $135,000 writedown in 1994 ($80,000 after related tax benefit) and a $104,000 writedown in 1995 ($60,000 after related tax benefit), based on independent appraisals dated June 1993, August 1994 and May 1995, respectively.

NOTE 9.  SHORT-TERM BORROWINGS

     At August 31, 1995, the Company had no amounts borrowed against its $4.0 million line of credit. The line of credit is secured by receivables, inventory, land held for sale and property and equipment and bears interest at prime (7.87% at August 31, 1995). The line of credit is renewable annually and is payable upon its termination in February 1996. The Company expects to renew this credit line. The Company is in compliance with the restrictive covenants contained in its line of credit agreement. The Company's line of credit agreement prohibits the Company from paying cash dividends or making other cash distributions without the lender's consent.

                      APOLLO GROUP, INC. AND SUBSIDIARIES

                  INFORMATION AS OF AND FOR THE PERIODS ENDED
                    NOVEMBER 30, 1994 AND 1995 IS UNAUDITED

NOTE 10.  OTHER ACCRUED LIABILITIES

     Other accrued liabilities consist of the following, in thousands:

                                                              AUGUST 31,         NOVEMBER 30,
                                                           -----------------     ------------
                                                            1994       1995          1995
                                                           ------     ------     ------------
    Salaries and wages...................................  $3,186     $4,252       $  4,251
    Employee benefits and payroll withholdings...........   1,166      1,856          1,537
    Other accruals.......................................   2,488      3,854          4,636
                                                           ------     ------        -------
              Total other accrued liabilities............  $6,840     $9,962       $ 10,424
                                                           ======     ======        =======

NOTE 11.  EMPLOYEE AND DIRECTOR BENEFIT PLANS

     The Company provides various health, welfare and disability benefits to its full-time salaried employees which are funded primarily by contributions. The Company does not provide postemployment or postretirement health care and life insurance benefits to its employees.

     The Company sponsors a 401(k) plan which is available to all employees of the Company who have completed one year and at least 1,000 hours of continuous service. The Company matches 100% of the contributions from the first $10,000 of a participant's annual pre-tax earnings. Contributions from the participant's earnings in excess of $10,000 are matched by the Company at 18.5%. Participant contributions are subject to certain restrictions as set forth in the Internal Revenue Code. The Company's matching contributions totaled $668,000, $745,000 and $848,000 for 1993, 1994 and 1995, respectively.

     In addition, the Company has three stock-based compensation plans that were adopted in 1994: the Apollo Group, Inc. Director Stock Plan ("Director Stock Plan"), the Apollo Group, Inc. Long-Term Incentive Plan ("LTIP") and the Apollo Group, Inc. 1994 Employee Stock Purchase Plan ("Purchase Plan"). The Director Stock Plan provides for an annual grant of options to the Company's nonemployee directors to purchase 6,000 shares, adjusted for stock splits, of the Company's Class A Common Stock on September 1 of each year. Under the LTIP, the Company may grant options, incentive stock options, stock appreciation rights and other stock based awards to certain officers or key employees of the Company. At November 30, 1995, there were 122,000 and 581,000 shares available for issuance under the Director Stock Plan and LTIP, respectively, and, to date, only non-qualified stock options have been granted. A

                      APOLLO GROUP, INC. AND SUBSIDIARIES

                  INFORMATION AS OF AND FOR THE PERIODS ENDED
                    NOVEMBER 30, 1994 AND 1995 IS UNAUDITED

summary of the activity related to the stock options granted under the Director Stock Plan and LTIP follows, in thousands:

    OPTIONS OUTSTANDING --
      Balance at August 31, 1993.................................................     --
         June 2, 1994 grant at $.935 per share...................................    369
                                                                                   -----
      Balance at August 31, 1994.................................................    369
         December 6, 1994 grant at $5.50 per share...............................    402
         Exercised at $5.50 per share............................................    (18)
         Canceled at $5.50 per share.............................................     (4)
                                                                                   -----
      Balance at August 31, 1995.................................................    749
         September 1995 grants at $20.17 to 25.42 per share......................    942
         Exercised at $.935 to $5.50 per share...................................    (22)
         Canceled at $25.42 per share............................................    (12)
                                                                                   -----
      Balance at November 30, 1995...............................................  1,657
                                                                                   =====
    OPTIONS EXERCISABLE --
      Balance at August 31, 1993 and 1994........................................     --
                                                                                   =====
      Balance at August 31, 1995.................................................    749
                                                                                   =====
      Balance at November 30, 1995...............................................    727
                                                                                   =====
    OPTIONS AVAILABLE FOR ISSUANCE --
      Balance at August 31, 1994.................................................  1,400
         Less options granted....................................................   (771)
         Plus options canceled...................................................      4
                                                                                   -----
      Balance at August 31, 1995.................................................    633
         Increase in available shares............................................  1,000
         Less options granted....................................................   (942)
         Plus options canceled...................................................     12
                                                                                   -----
      Balance at November 30, 1995...............................................    703
                                                                                   =====

     The June 2, 1994 grant to certain key employees was based on the fair value of such options at the date of grant as determined by an independent valuation. Pursuant to SEC requirements, the Company recorded $1.9 million in compensation expense and additional paid-in capital in 1994 related to these options, representing the difference between the exercise price per share and the assumed initial public offering price multiplied by the total number of shares granted.

     In September 1995, the Company increased the number of shares of Class A Common Stock available for issuance under the LTIP from 493,000 to 1.5 million. At the same time, the Company granted an additional 924,000 options to purchase shares of Class A Common Stock, at $25.42 per share, to officers and certain key employees under the LTIP. The options vest 25% at the end of seven years and ratably thereafter over the eighth to approximate tenth year. This vesting period may be accelerated for individual employees if the stock price reaches defined goals for at least three trading days and if certain profit goals, defined for groups of individuals, are also achieved.

                      APOLLO GROUP, INC. AND SUBSIDIARIES

                  INFORMATION AS OF AND FOR THE PERIODS ENDED
                    NOVEMBER 30, 1994 AND 1995 IS UNAUDITED

     The Purchase Plan allows employees of the Company to purchase up to 1.0 million shares of the Company's Class A Common Stock at quarterly intervals through periodic payroll deductions. The purchase price per share, in general, is 85% of the lower of: (1) the fair market value (as defined in the Purchase
Plan) of a share of Class A Common Stock on the participant's enrollment date into the respective quarterly offering period or (2) the fair market value of a share of Class A Common Stock on the purchase date. During the year ended August 31, 1995, 53,000 shares were purchased by eligible employees at prices ranging from $5.58 to $11.32 per share. At August 31, 1995, there are 947,000 shares available for purchase under the Purchase Plan.

NOTE 12.  LONG-TERM LIABILITIES

     Long-term liabilities consist of the following, in thousands:

                                                                  AUGUST 31,
                                                               -----------------     NOVEMBER 30,
                                                                1994       1995          1995
                                                               ------     ------     ------------
Deferred compensation agreements, discounted at 7.5% to
  12%........................................................  $  998     $1,004        $1,007
Deferred rental payments.....................................     351        315           331
Note payable related to acquisition of WIU, discounted at
  9%.........................................................                              503
Mortgage notes and capital lease obligations paid in full in
  1995.......................................................     181
                                                               ------     ------        ------
          Total long-term liabilities........................   1,530      1,319         1,841
Less current portion.........................................    (183)      (118)         (118)
                                                               ------     ------        ------
          Total long-term liabilities, net...................  $1,347     $1,201        $1,723
                                                               ======     ======        ======

     The aggregate maturities of all long-term liabilities for each of the five fiscal years subsequent to August 31, 1995 are: 1996 -- $118,000;
1997 -- $126,000; 1998 -- $95,000; 1999 -- $49,000; 2000 -- $50,000.

     The undiscounted deferred compensation liability was $1.8 million at both August 31, 1994 and 1995. The discount rate for deferred compensation agreements was determined at the date of each respective agreement based on the estimated long-term rate of return on high-quality fixed income investments with cash flows similar to the respective agreements.

NOTE 13.  LEASES

     The Company is obligated under facility and equipment leases that are classified as operating leases. Following is a schedule of future minimum lease commitments as of August 31, 1995, in thousands:

                                                                         OPERATING LEASES
                                                                      -----------------------
                                                                                    EQUIPMENT
                                                                      BUILDINGS     AND OTHER
                                                                      ---------     ---------
    1996............................................................   $ 11,704      $ 1,611
    1997............................................................      9,770          670
    1998............................................................      8,667          119
    1999............................................................      7,260            4
    2000............................................................      6,115            1
    Thereafter......................................................      7,906
                                                                        -------       ------
                                                                       $ 51,422      $ 2,405
                                                                        =======       ======

                      APOLLO GROUP, INC. AND SUBSIDIARIES

                  INFORMATION AS OF AND FOR THE PERIODS ENDED
                    NOVEMBER 30, 1994 AND 1995 IS UNAUDITED

     Facility and equipment rent expense totaled $11.5 million, $13.8 million and $16.5 million for 1993, 1994 and 1995, respectively.

NOTE 14.  INCOME TAXES

     Pre-tax earnings (loss) and the related components of the income tax provision are as follows, in thousands:

                                                                           THREE MONTHS ENDED
                                            YEAR ENDED AUGUST 31,             NOVEMBER 30,
                                       -------------------------------     -------------------
                                        1993        1994        1995        1994        1995
                                       -------     -------     -------     -------     -------
    PRE-TAX EARNINGS (LOSS):
    United States....................  $ 2,091     $ 8,104     $21,401     $ 4,127     $ 7,563
    Puerto Rico......................      (79)        191         428          78         282
                                        ------      ------     -------      ------      ------
              Total pre-tax
                earnings.............  $ 2,012     $ 8,295     $21,829     $ 4,205     $ 7,845
                                        ======      ======     =======      ======      ======
    INCOME TAX PROVISION (CREDIT):
    Current -- state.................  $   244     $ 1,072     $ 2,550     $   336     $ 1,057
    Current -- federal...............      559       3,399       7,103       1,635       2,787
    Deferred.........................       66      (1,088)       (424)       (310)       (588)
                                        ------      ------     -------      ------      ------
              Total provision for
                income taxes.........  $   869     $ 3,383     $ 9,229     $ 1,661     $ 3,256
                                        ======      ======     =======      ======      ======

     The income tax provision differs from the tax that would result from application of the statutory federal corporate tax rate. The reasons for the differences are as follows, in thousands:

                                                                           THREE MONTHS ENDED
                                            YEAR ENDED AUGUST 31,             NOVEMBER 30,
                                       -------------------------------     -------------------
                                        1993        1994        1995        1994        1995
                                       -------     -------     -------     -------     -------
    Income tax provision at expected
      rate of 34% for 1993 and 1994
      and 35% for 1995...............  $   684     $ 2,820     $ 7,640     $ 1,472     $ 2,746
    Nondeductible business meals.....       37          46         172          45          38
    Non-taxable interest income......                             (193)                    (71)
    State taxes, net of federal
      benefit........................      141         536       1,518         133         531
    Other, net.......................        7         (19)         92          11          12
                                          ----      ------      ------      ------      ------
              Total provision for
                income taxes.........  $   869     $ 3,383     $ 9,229     $ 1,661     $ 3,256
                                          ====      ======      ======      ======      ======

                      APOLLO GROUP, INC. AND SUBSIDIARIES

                  INFORMATION AS OF AND FOR THE PERIODS ENDED
                    NOVEMBER 30, 1994 AND 1995 IS UNAUDITED

     The current and non-current deferred tax assets and liabilities consist of the following, in thousands:

                                                              AUGUST 31,         NOVEMBER 30,
                                                           -----------------     ------------
                                                            1994       1995          1995
                                                           ------     ------     ------------
    GROSS DEFERRED TAX ASSETS:
      Compensation not yet deductible for tax purposes...  $1,353     $1,455        $1,568
      Difference in bad debt deductions for financial
         reporting purposes..............................     583        981         1,426
      Loss reserves not deductible for tax purposes......     567        554           311
      Difference in lease expense deductions.............     318        272           630
      Other..............................................                 66           262
                                                           ------     ------        ------
      Total gross deferred tax assets....................   2,821      3,328         4,197
                                                           ------     ------        ------
    GROSS DEFERRED TAX LIABILITIES:
      Deduction of educational program production costs
         for tax purposes................................     786        785           546
      Depreciation and amortization of property and
         equipment.......................................     349        547           633
      State taxes........................................                158           233
      Other..............................................      59
                                                           ------     ------        ------
      Total gross deferred tax liabilities...............   1,194      1,490         1,412
                                                           ------     ------        ------
    NET DEFERRED TAX ASSET...............................  $1,627     $1,838        $2,785
                                                           ======     ======        ======
    The net tax asset is reflected in the accompanying
        balance sheet as follows:
    Current deferred tax asset, net......................  $1,321     $2,352        $3,088
    Noncurrent deferred tax asset (liability), net.......     306       (514)         (303)
                                                           ------     ------        ------
    NET DEFERRED TAX ASSET...............................  $1,627     $1,838        $2,785
                                                           ======     ======        ======

     In light of the Company's history of profitable operations, management has concluded that it is more likely than not that the Company will ultimately realize the full benefit of its deferred tax assets related to future deductible items. Accordingly, the Company believes that no valuation allowance is required for deferred tax assets in excess of deferred tax liabilities.

                      APOLLO GROUP, INC. AND SUBSIDIARIES

                  INFORMATION AS OF AND FOR THE PERIODS ENDED
                    NOVEMBER 30, 1994 AND 1995 IS UNAUDITED

NOTE 15.  CASH RECEIVED FROM OPERATING ACTIVITIES

     Following is a reconciliation of net income to net cash received from operating activities, as shown on the consolidated statement of cash flows, in thousands:

                                                     AUGUST 31,                   NOVEMBER 30,
                                           -------------------------------     -------------------
                                            1993        1994        1995        1994        1995
                                           -------     -------     -------     -------     -------
Net income...............................  $ 1,143     $ 4,912     $12,600     $ 2,544     $ 4,589
Asset write down.........................      638         135         104                     133
Depreciation and amortization of:
  Property and equipment.................    1,819       1,997       2,751         569       1,058
  Educational program production costs...    1,098       1,365       1,375         337         322
  Goodwill and other intangible assets...                                                       35
Writeoff of unamortized cost of
  discontinued educational courses.......                   51         124                       3
Bad debt expense.........................    1,116       1,822       1,849       1,004         761
Compensation expense related to grant of
  options................................                1,869
Net loss (gain) on disposal of assets....      (30)       (141)        602           6          52
Change in assets and liabilities, net of
  effect from purchase of Western:
  Decrease (increase) in restricted
     cash................................   (1,907)     (6,098)     (3,781)     (1,727)      1,078
  Increase in receivables, net of
     write-offs..........................   (4,128)     (5,894)     (3,496)     (1,019)     (2,079)
  Decrease (increase) in deferred tax
     asset...............................      157        (757)       (725)       (702)       (736)
  Decrease (increase) in other current
     assets..............................       26        (940)        312         (21)       (433)
  Decrease (increase) in other assets....      186        (687)       (113)       (314)         26
  Increase (decrease) in deferred rent...     (269)         10         (36)        (32)         17
  Increase (decrease) in deferred
     compensation contracts..............      (46)        753           6           5           3
  Increase (decrease) in accounts payable
     and accrued liabilities.............      468       2,727       4,058      (2,107)     (2,507)
  Increase (decrease) in student deposits
     and deferred tuition................    5,329       6,192       6,396       1,554        (872)
  Increase (decrease) in deferred
     taxes...............................     (170)       (331)        514         336        (211)
  Increase (decrease) in taxes payable...      791        (491)       (214)      1,333       3,520
                                           -------     -------     -------     -------     -------
          Net cash received from
            operating activities.........  $ 6,221     $ 6,494     $22,326     $ 1,766     $ 4,759
                                           =======     =======     =======     =======     =======

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

     The Company purchased certain assets of Western for a total purchase price of $2.1 million. In conjunction with the acquisition, liabilities were assumed as follows:

    Fair value of assets acquired...............................................  $2,065
    Less cash paid to Western and on behalf of Western for the assets
      acquired..................................................................    (630)
                                                                                  ------
              Net liabilities assumed...........................................  $1,435
                                                                                  ======

                  [DESCRIPTION OF INSIDE BACK COVER GRAPHICS]

Top left
photo:           A picture showing campus activity with caption reading: "In 2000, 6.8 million of the nation's 15.5 million college students are projected to be adults over the age of 24."
Top right
photo:           A picture of the University of Phoenix building located in Phoenix, Arizona with caption reading: "The University of Phoenix is the 6th largest regionally accredited private university in the United States."
Bottom left
photo:           A picture showing classroom activity with caption reading: "The professionally-employed faculty help integrate academic theory and current practice."
Bottom right
photo:           A picture showing graduation activity with caption reading: "A college degree is necessary for career advancement and change."

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    5
Use of Proceeds.......................    7
Dividend Policy.......................    7
Capitalization........................    8
Price Range of Common Stock...........    9
Selected Consolidated Financial
  Data................................   10
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   12
Business..............................   19
Management............................   37
Principal and Selling Shareholders....   39
Description of Capital Stock..........   41
Shares Eligible for Future Sale.......   43
Underwriting..........................   44
Legal Matters.........................   45
Experts...............................   45
Available Information.................   46
Incorporation of Certain Documents by
  Reference...........................   46
Index to Consolidated Financial
  Statements..........................  F-1
Report of Independent Accountants.....  F-2
Consolidated Financial Statements.....  F-3
--------------------------------------------
--------------------------------------------

------------------------------------------------------
------------------------------------------------------

                                2,750,000 Shares

                               APOLLO GROUP, INC.
                              CLASS A COMMON STOCK
                                  ------------
                                   PROSPECTUS

                                JANUARY 18, 1996


                                  ------------

                               SMITH BARNEY INC.

                               ALEX. BROWN & SONS
                                  INCORPORATED

                             MONTGOMERY SECURITIES
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